ARS

04037600

P.E. 2-29-04

LEADINGBRANDS™

We Build Brands™


fruit flavored beverage
with natural
MONSTER
ENERGY DRINK
BOISSON ÉNERGÉTIQUE
PERFORMANCE BEVERAGE
NITRO
20.6 FL OZ 610 mL
BLUE RASPBERRY
ACCELERATOR
ORIGINAL
Stewart's
ORANGE N' CREAM
SODA
Soda mousse à l'orange
100% JUICE
FIJI
NATURAL ARTESIAN WATER
BOTTLED AT SOURCE
500 ml (16.9 fl. oz.)
L'ORIGINAL
TREK

LEADINGBRANDS™

Report To Shareholders

June 2004

Dear Fellow Shareholders:

To perhaps butcher an old Chinese adage, 2003 was a very 'interesting' year for Leading Brands.

It started off with the less than stellar operation of our plants and ended with our investigating the activities of management and others involved with our United States subsidiary. The latter resulted in the wholesale change of our staff there and some well-publicized litigation. Interesting times, indeed.

There is no doubt that our financial performance this past year was impacted by these factors. As is management's role, we have provided certain reserves and assessed the value of certain investments based on our US investigations and have reflected those in our year-end results. With our plants, we have corrected the issues that resulted in those deficiencies and, as we have already reported, we are back operating better than we were before.

It is too bad that these items have overshadowed the success that we have achieved on other fronts. Our Canadian distribution business has never performed better, with increasing volumes and – most importantly – margin. Time and again we prove to ourselves that our Integrated Distribution System (IDS) is the way to go. When we stray from it, as happened in the United States, it can be a costly mistake.

I'm sure that someone has said that: "business is people". If so, they were right. Our ability to grow and develop as a company is directly equatable to the quality, experience and dedication of our staff. We have made a concerted effort over the past year to invest in our people where they have shown a corresponding commitment to our company and also provide advancement opportunities wherever deserved. That has dramatically reduced turnover and operational error and improved efficiencies.

In 2004 our focus is to establish and maintain an increasing cash flow from this business. The past four years have seen dramatic geographic expansion for our business and we now want to enjoy the benefits of that. I'm sure that every one of our managers now wakes up in the middle of the night to the chant of "EBITDA, EBITDA".

With that in mind, we are always searching for ways to simplify our business model and generate increasing margins. You saw that last year with our getting out of the snack cake business when the 'low carb' trend threatened our ability to profitably grow that sector. Although not as visible, we are doing the same in our dealings with suppliers and the way we interact with customers. Some relationships are productive and others can be challenging. We want to focus on those that allow us to succeed at what we do best, not chase our own tails endlessly with no bottom line result.

We are also dedicated to finding the time to expand our distribution abroad. We often receive inquiries from distributors in Europe and Asia to represent our products there. It is not an easy decision to 'hand over' your brands to some third party you have just met, who is thousands of miles away. We want to make sure that we pick the right partners, who we can work with and rely upon; and that they can ultimately succeed. We have some great leads and will be following up there.

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **Leading Brands, Inc.** (the "Company") will be held on Tuesday, July 27, 2004 in the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the report of the Directors, the audited consolidated financial statements of the Company for its fiscal year ended February 29, 2004 and the Report of the Auditor on those statements;
2. To elect Directors for the ensuing year;
3. To appoint the Company's auditor for the ensuing fiscal year and to authorize the Directors to fix the auditor's remuneration;
4. To approve the continuation of the right of the Directors to grant incentive stock options to purchase up to, but not exceeding, 500,000 additional common shares of the Company;
5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended February 29, 2004. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

A registered shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the form of proxy enclosed and then complete and deposit the form of proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below. The form of proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed form of proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting prior to commencement.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Richmond, British Columbia, the 23rd day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Ralph D. McRae,
Chairman and Chief Executive Officer

INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at June 1, 2004 unless otherwise noted)

In this Information Circular, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers, employees and/or agents of the Company. Any agents engaged by the Company will be paid according to normal commercial terms, and it is anticipated that costs would not exceed $50,000.

The costs of this solicitation will be borne by the Company.

Appointment Of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder's behalf at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy.**

Voting By Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. **Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (a "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with regulatory requirements, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

A registered shareholder who has given a form of proxy may revoke it by an instrument in writing executed by the registered shareholder or by the registered shareholder's attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Voting Securities And Principal Holders Of Voting Securities

As of June 1, 2004, the Company had issued and outstanding 15,040,169 fully paid and non-assessable common shares without par value in the capital stock of the Company (each, a "common share"). Each common share carries the right to one vote at meetings of members of the Company. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on May 28, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder's shares voted at the Meeting.

To the best of the knowledge and belief of the directors and senior officers of the Company, as of May 28, 2004, the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Cede & Co. [(1)]	8,929,300	59.37%
CDS & Co. [(2)]	2,275,488	15.13%
Northland Properties Corporation[(3)]	2,020,626	13.43%

[(1)] Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
[(2)] CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
[(3)] Northland Properties is related to R. Thomas Gaglardi, a director of the Company.

Election Of Directors

The Company's board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Ralph McRae and Jonathan Merriman, the directors in Class I, will expire at the conclusion of the 2004 Meeting to be held on July 27, 2004 while the terms of office of the directors in Classes II and III expire at the 2005 and 2006 annual general meetings, respectively. Accordingly, the number of directors to be elected at the Meeting is now two.

The persons named below will be presented for election at the Meeting as management's nominees. The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company [(2)], Province/State and Country of Residence	Principal Occupation [(1)]	Director Since	Common Shares Held [(3)]
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	422,260
Jonathan Merriman[(5)] Director California, USA	Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities) since October 2000. Previously was Managing Director of Wells Fargo Van Kasper and Seidler & Company.	January 1999	464,692

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (2), Province/State and Country of Residence	Principal Occupation (1)	Director Since	Term Expires	Common Shares Held (3)
Douglas Carlson(4) (5) Director Colorado, USA	Chief Executive Officer of FIJI Water Holdings, LLC since July 1996.	June 1999	August 2005	864,000
Iain J. Harris Director British Columbia, Canada	Chairman and Chief Executive Officer of Summit Holdings Inc.	May 1996-Dec. 2003 and June 2004 et seq.	August 2005	151,000
Peter Buckley(4) Director British Columbia, Canada	President, Old Spaghetti Factory Canada Ltd.	August 1997	August 2006	51,000
Thomas Gaglardi (4) Secretary and Director British Columbia, Canada	President, Northland Properties Corporation and CEO of Sandman Hotels and Moxie's Restaurants	October 1998	August 2006	2,020,626

(1) Each of the nominees named above has held the principal occupation or employment indicated for at least five years.
(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the individuals listed.
(4) Member of the Company's Audit Committee.
(5) Member of the Company's Compensation Committee.

If Messrs. McRae and Merriman are elected, they will each hold office as a director until the conclusion of the 2007 annual general meeting of the Company, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Business Corporations Act* of British Columbia.

An Advance Notice of Meeting was delivered to the British Columbia Securities Commission and the Nasdaq Stock Market on May 26, 2004. No nominations have been received from shareholders of the Company.

Executive Compensation

Form 51-102F6 under the *Securities Act* (British Columbia) requires the disclosure of compensation received by each "Named Executive Officer" of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) the Company's chief financial officer;

(c) each of the Company's three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000 (US$109,834 as at February 29, 2004) per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 29, 2004, the Company and its subsidiaries had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2004	nil	nil	351,468 61,512[1]	nil	1,210
	2003	nil	125,000	282,340 53,904[1]	nil	808
	2002	nil	nil	180,300 52,434[1]	500,000 LBI[2] & 1,000,000 Quick[3]	636
Donna Higgins, CFO	2004	80,263[4]	nil	nil	50,000[2]	584
Dave Read, President of LBI Brands, Inc.	2004	nil	nil	154,300	50,000[2]	nil
	2003	nil	21,519[6]	138,193	nil	nil
	2002	112,008[5]	10,572	nil	nil	544
Robert Miller, President of Leading Brands of America, Inc.	2004	112,112[7]	nil	6,268[8]	nil	189
	2003	150,000	nil	8,400[8]	200,000[2]	nil
Terry Casey, Senior VP of Sales	2004	68,250[9]	nil	35,250[9] 4,684[8]	nil	nil
	2003	109,800		7,883[8]	50,000[2]	

(1) BBI Holdings Inc., a company with a director in common with the Company, receives US$5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.
(2) Leading Brands, Inc. ("LBI")
(3) Quick, Inc. ("Quick") is a subsidiary of LBI. There is no trading market for the common shares of Quick, Inc. Mr. McRae subsequently relinquished those options.
(4) Ms. Higgins was appointed CFO of the Company in April 2003. This figure represents 12 complete months during the fiscal year ended February 29, 2004.
(5) As of December 1, 2001, Mr. Read's status changed from employee to independent contractor.
(6) Bonus included US$14,438 in cash and US$7,081 in common shares of the Company.
(7) Mr. Miller's employment with the Company ended in November 2003. This figure represents 9 months during the fiscal year ended February 29, 2004.
(8) Auto allowance
(9) Mr. Casey's employment with the Company ended in September 2003, and salary payments continued until January 2004. These figures represent 7 months of salary and 4 months of salary continuance during the fiscal year ended February 29, 2004.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. During the most recently completed fiscal year, the following incentive stock options were granted by the Company to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year (1)	Exercise or Base Price (US$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security) (2)	Expiration Date
Donna Higgins	50,000	9.74	1.29	1.29	Aug.26, 2008
Dave Read	50,000	9.74	1.29	1.29	Aug.26, 2008

(1) Total options granted during the last fiscal year were 513,192 .
(2) Calculated as the closing price of the Company's shares on the Nasdaq SmallCap Market on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed fiscal year. The following table sets out the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable (US$) [(2)]
Ralph McRae	nil	nil	1,000,000 / nil	50,000 / nil
Donna Higgins	nil	nil	78,824 / 71,176	3,941 / 13,059
Dave Read	nil	nil	190,817 / 59,183	9,541 / 12,459
Robert Miller	nil	nil	nil	nil
Terry Casey	nil	nil	nil	nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at February 29, 2004 was US$1.05

Option and SAR Repricings

In order to maintain the incentive nature of stock options previously granted by the Company to Named Executive Officers, directors and employees, the Company reprices its stock options from time to time where there has been a decline in the market price of the Company's shares.

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company during the most recently completed fiscal year.

Compensation Committee

The Company's Compensation Committee (the "Committee") consists of Jonathan Merriman, and Douglas Carlson.

Report on Executive Compensation

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Committee's philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process. For the financial year ended February 29, 2004, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options. Bonuses may be allocated by the Compensation Committee. Salary levels will be reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer. The compensation of the chief executive officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of chief executive officers of other companies of comparable size and complexity.

Summary. In summary, the Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson
Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 1999 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")
Comparison of Five Year Total Common Shareholders' Return


$250
$200
$150
$100
$50
$0
1999
2000
2001
2002
2003
2004
LBIX
NASDAQ

	1999	2000	2001	2002	2003	2004
LBIX PRICE (US$)	$1.031	$2.406	$0.781	$1.85	$1.96	$1.05
NASDAQ INDEX	2288.03	4696.69	2151.83	1731.49	1337.52	2029.82

Compensation of Directors

For the fiscal year ended February 29, 2004 directors who are not executive officers of the Company received US$1,098 per quarter (pro-rated for those serving less than a full quarter) and US$366 for each directors' meeting and committee meeting attended. Directors also receive stock options.

BBI Holdings Inc. ("BBI"), which is controlled by Ralph McRae, receives US$5,126 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Indebtedness Of Directors, Executive And Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest Of Informed Persons In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no informed person of the Company, nominee for director, or any associate or affiliate of any informed person or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

In December 2002, Northland Properties Corporation ("NPC"), a company related to a director of Leading Brands, Inc., converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of US$1.75 per share. This transaction increased NPC's percentage ownership of the Company's outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

Appointment Of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

In August 2003, shareholders approved a resolution permitting the directors of the Company to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to 500,000 additional common shares in the capital of the Company, prior to the 2004 Annual General Meeting. None of these additional options have been granted. Accordingly, shareholder approval will be sought to continue the authority of the directors to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to an additional 500,000 common shares in the capital of the Company, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the board of directors in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of the additional incentive stock options is attached hereto as Schedule "A".

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

The Company will provide to any shareholder, upon request to the Director of Corporate Affairs, copies of this Information Circular and the Annual Report, including the most recent audited financial statements, and interim financial statements. Copies of these documents are also available on SEDAR at www.sedar.com.

Directors' Approval

This Information Circular contains information as at June 1, 2004, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 23rd day of June, 2004

ON BEHALF OF THE BOARD OF DIRECTORS

Ralph D. McRae, Chairman, President and
Chief Executive Officer

SCHEDULE "A"

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

WHEREAS:

1. In August 2003, shareholders approved a resolution permitting the directors of the Company to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to 500,000 additional common shares in the capital of the Company, prior to the 2004 Annual General Meeting.

2. None of the additional stock options have been granted.

RESOLVED THAT:

1. the directors are authorized in their absolute discretion to grant to directors, officers, consultants and employees of the Company, who may be insiders of the Company (as that term is defined in the *Securities Act* (British Columbia), incentive stock options to purchase up to 500,000 additional common shares of the Company, from time to time.

2. incentive stock options previously granted to insiders of the Company during the prior year be ratified, approved and confirmed;

3. the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year; and

4. no further shareholder approval will be required prior to the exercising of these options or amended options.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **February 29, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-19884

LEADING BRANDS, INC.
[Exact name of Registrant as specified in its charter]

Not Applicable
[Translation of Registrant's name into English]

British Columbia, Canada
[Jurisdiction of incorporation or organization]

Suite 1800 – 1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6
[Address of principal executive offices]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
[Title of Class]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

February 29, 2004 – **15,040,169** Common Shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [X] Item 18 [ ]

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.

Form 20-F

For the fiscal year ended February 29, 2004
Commission File No. 0-19884
Leading Brands, Inc.

Index

PART I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information

A. *Selected Financial data.*

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000
Net sales / operating revenue	$41,502,604	$47,361,598	$41,181,549	$51,087,079	$31,169,899
Net Income (loss)	($1,847,490)	($6,250,126)	$1,338,988	$1,215,558	($644,205)
Net Income (loss) per share	($0.12)	($0.46)	$0.10	$0.09	($0.11)
Total assets	$22,320,335	$20,948,792	$22,426,084	$30,373,140	$23,162,807
Net assets	$9,310,349	$9,639,692	$13,296,913	$12,619,395	$9,451,561
Capital stock	$25,949,750	$25,515,098	$23,452,934	$23,566,528	$21,117,427
Long-term Obligations	$3,443,512	$2,251,173	$3,184,346	$5,493,736	$5,866,054
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000
Weighted average number of common shares outstanding	14,949,575	13,754,598	13,593,310	10,390,165	7,523,749

For all years presented, diluted EPS was the same as basic except for 2001 where diluted EPS was $0.08.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 20 of the annual financial statements. The selected financial data should be read in conjunction with the Company's financial statements.

	YEAR ENDED Feb. 29, 2004	YEAR ENDED Feb. 28, 2003	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000
Net sales / operating revenue	$41,192,115	$47,222,643	$41,181,549	$51,087,079	$30,612,215
Net Income (loss)	($238,539)	($5,819,049)	$3,511,343	($3,219,782)	($1,302,517)
Net Income (loss) per share	(0.02)	($0.43)	$0.26	($0.34)	($0.28)
Total assets	$22,169,654	$20,133,137	$21,189,083	$24,954,200	$22,459,168
Net assets	$9,159,668	$8,824,037	$11,861,687	$7,291,720	$8,742,922
Capital Stock	$25,949,750	$25,515,098	$23,142,225	$23,521,712	$21,373,262
Long-term Obligations	$3,443,512	$2,251,173	$3,382,571	$5,800,031	$5,866,055
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The primary difference between the loss of ($1,847,490) under Canadian GAAP versus the loss of ($238,539) under US GAAP for the year ended February 29, 2004 is the recovery of stock option compensation costs calculated in accordance with FIN 44 and the expensing of the deferred product launch costs and certain deferred costs based on SOP 98-5(i) of US GAAP.

For all years presented, the diluted earnings (loss) per share was the same as basic.

3. Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. Assets and liabilities have been translated using the rate in effect at the year end (1.3357), while revenues and expenses have been translated at the average rate for the year (1.3657).

Exchange Rate – May 31, 2004: 1.3634

Exchange rates for the previous six months:

	May 1-31, 2004	April 1-30, 2004	March 1-31, 2004	Feb. 1-29, 2004	Jan. 1-31, 2004	Dec. 1-31, 2003
High	1.3968	1.3707	1.3476	1.3440	1.3339	1.3397
Low	1.3577	1.3093	1.3079	1.3102	1.2692	1.2924
Average	1.3780	1.3425	1.3284	1.3290	1.2960	1.3128
End of Period	1.3634	1.3721	1.3113	1.3357	1.3248	1.2965

Exchange rates for the five most recent financial years:

	Mar. 1, 2003 to Feb.29, 2004	Mar. 1, 2002 to Feb.28, 2003	Mar. 1, 2001 to Feb.28, 2002	Mar. 1, 2000 to Feb. 28, 2001	Mar. 1, 1999 to Feb. 29, 2000
High	1.4907	1.5994	1.6132	1.5600	1.5286
Low	1.2692	1.4871	1.5099	1.4470	1.4350
Average	1.3657	1.5584	1.5631	1.4979	1.4767
End of Period	1.3357	1.4840	1.6020	1.5316	1.4505

B. ***Capitalization and indebtedness.***

This item is not applicable for an Annual Report.

C. ***Reasons for the offer and use of proceeds.***

This item is not applicable for an Annual Report.

D. *Risk factors.*

Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 17% of revenue and the ten largest comprising 65% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States certain raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian-produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company's cost of product and revenues from export sales. The amount of export revenue does not offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

The following are some of the other factors that could affect the Company's financial performance:

- Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company's earnings, market share and volume growth.

- Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company's products.

- Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company's products and changes in interest rates (see Item 11).

- The uncertainties of litigation, as the Company is party to several lawsuits as detailed in Item 8.

- Changes in general economic and business conditions.

- The effectiveness and success of the Company's marketing programs, especially for newer brands such as *TREK* ® and *Soy₂O*™.

- Changes in consumer tastes and preference and market demand for new and existing products.

- Adverse weather conditions, which could reduce demand for the Company's beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Information on the Company

A. ***History and development of the Company.***

1. The legal name of the Company is "Leading Brands, Inc.".

2. The Company was incorporated on February 4, 1986 under the name "2060 Investments Ltd.". On May 21, 1986 the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name from Brio Industries Inc. to Leading Brands, Inc.

3. The Company was incorporated under the laws of the province of British Columbia, Canada. The address and telephone number of its principal place of business is:

   Suite 1800 – 1500 West Georgia Street
   Vancouver BC
   Canada V6G 2Z6
   Tel: 604-685-5200

4. During the last half of 2003 and first quarter of 2004, the Company changed the method of going to market in the United States from focusing principally on third party beverage distributors in specific geographic areas, to a hybrid system that incorporates direct-to-store sales by the Company and a variety of alternative wholesalers.

5. Principal capital expenditures and divestitures

Sale of Quick.com ("Quick") assets and business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home delivery business to Northland Technologies Inc. ("NTI"), a Company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. Under Canadian GAAP applicable to non-monetary transactions, the consideration received has been recorded at the amount of the book value of the assets disposed and no gain or loss has been recognized on the transaction. Details of the assets disposed of are as follows:

Web site development costs	$ 2,117,210
Deferred operating costs	764,899
Advances	400,193
Cash	1,301,999
Value attributed to the NTI preferred shares	$ 4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI's right, title and interest in the Quick assets and business, or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

The Company also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

Under U.S. GAAP applicable to non monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for U.S. GAAP purposes differed from the Canadian GAAP book value by $1,007,550.

At the end of fiscal year 2003, the Company decided to discontinue its support of the Quick Home Delivery Operations and, accordingly, recorded a $6,523,880 write-down on its investment.

Closure of Alamo Snack Facility

During the year ended February 28, 2002 the Company closed the operations of its snack facility. The Company determined that this could not be developed to the same degree as its other businesses. The sales revenue attributable to this operation in the year ended February 28, 2002 was $197,874 compared to $1,383,596 in the prior year.

Sale of Bar Truck Business

During 2002, the Company sold its Vancouver bar and hotel distribution business for $191,926. This minor division had annual sales of approximately $575,000 or 1.4% of total revenue.

6. There are no significant capital expenditures or divestitures currently in progress.

7. There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares during the last and current financial year.

B. ***Business overview.***

1. The Company and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management of beverage and food products, throughout most of North America. Originally a "direct to store" distributor of soft drinks, the Company evolved into a fully integrated bottling and distribution operation.

In the fiscal year ended February 29, 2004, Leading Brands of Canada, Inc. was the principal operating subsidiary engaged in the Company's food and beverage business, and Leading Brands of America, Inc. was the principal sales subsidiary in the United States.

2. <u>Beverage Bottling</u>

The beverage bottling operations of the Company comprise the largest juice and new age beverage packaging entity in Western Canada. The Company operates two plants: a 50,000 square foot plant in Edmonton, Alberta and a 100,000 square foot plant in Richmond, British Columbia. The Company bottles juices and new age beverages for co-pack customers, private label customers, and the Company's licensed and branded products. The Company's plants are "hot fill" plants designed to allow for extended shelf life of products without the use of preservatives.

In 2003 the Company added a carbonated beverage line to its Richmond, British Columbia plant. That line was installed at the principal cost of the major customer utilizing that line.

The Company provides beverage packaging services ("co-pack") to major branded beverage companies such as Coca Cola Enterprises Ltd., Pepsi-Cola Company, Quaker Tropicana Gatorade Canada and the Mark Anthony Group. These "co-pack" customers own their brands, and handle the distribution of the product to market. The Company simply "co-packs" or makes the product at the customers' request. The Company charges a "co-pack fee" that equates to the cost of the packaging service provided and also bills for any materials not supplied by the customer. Certain co-pack customers are charged the "co-pack fee" only because they supply all raw materials to make the product. Other co-pack customers want the Company to provide some or all of the raw materials. The selling price to these customers is the cost of the raw materials supplied by the Company plus the "co-pack fee". As a result, when a "co-pack" customer requests a change from a billing method in which the customer supplies the raw materials to a billing method where they request the Company to supply the raw materials, it can cause a significant change in revenue, with little or no change in gross profit, since the cost of sales changes by approximately the same dollar amount. In the 2002 fiscal year, the Company became involved in purchasing more materials and ingredients for two of its co-pack customers, thereby increasing the Company's revenues and cost of sales. The additional revenue and cost of sales that resulted from providing more materials and ingredients was $15.2 million in 2003 and $8.3 million in 2002. In the 2004 fiscal year, another major customer returned to a co-pack fee method of billing causing a reduction of revenue and cost of sales in the amount of $15.4 million.

The Company's private label juice program serves most of the primary major grocery chain stores in Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers.

The Company's plants are designed and equipped to handle various types of containers. The Edmonton plant has three lines: a glass line, a polyethylene teraphalate ("PET") line and a foil pouch line. The Richmond plant has two lines: a line that produces a combination of glass and PET, and a line to run carbonated beverages with a post-fill tunnel pasteurization capability. The Company's goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the Company's own branded product lines, supplement those lines with products licensed from third parties and to expand sales of its own branded product lines into the United States.

Sales and Distribution

The Company's sales and distribution system comprise the largest independent, fully integrated beverage distributor in Canada. The sales and distribution system has two regional warehouse distribution centres located in Richmond, British Columbia and Edmonton, Alberta. In addition, there are third party distribution centres in Montreal, Toronto and Calgary. The sales and distribution system distributes a variety of juices, new age beverages, waters, food and confectionary items to retail, wholesale and distribution outlets.

The Company also owns and operates a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area. The bulk tanker loading facility has tank storage capacity of 10,000 gallons. The Company also provides water for a public spring site free of charge at the base of the property.

The Company differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the turns of its customers' beverage inventory. The Company also distributes a wide variety of snack food, grocery and confectionary products

The Company has a sales and marketing team that covers most of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is not always cost effective for the Company's delivery system to carry its products to its customers on its own trucks. At the same time, it is imperative that the Company maintain contact with those customers and provide sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales professionals in Canada cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centres, food service outlets and convenience stores. The salespeople and merchandisers are linked by computer to the Company's central databases, allowing for complete automation of the ordering functions.

The Company also employs sales professionals in the United States. These salespeople are primarily focused on servicing third party regional distributors, major wholesale customers and retail chains contracted to the Company.

The Company's marketing department is constantly developing and implementing innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events, interactive websites and in-store demonstrations, the Company is always working to bring its brands to the top of its consumer's mind. The Company's goal is to promote and market all the brands it represents in a fun, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, *TREK ®*, *Soy₂O™*, *Pez® 100% Juice ™*, *Caesar's Bloody Caesar®*, and *Caesar's Caesar Cocktail®*, are packaged and managed by the Company. The Company's licensed brands include *Fiji Natural Artesian Water®*, *Hansen's® Beverages, Stewart's® Fountain Classics, Mad Croc™ and Red Devil™*.

Other Business Overview Information

Substantially all of the Company's operations, assets and employees are located in Canada. In 2004 export sales were less than 15% of the Company's revenues.

3. Demand for the Company's beverage products is seasonal, with the warmer months having more demand than the cooler months.

4. Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company's co-pack customers. For the Company's branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavoring and cardboard. The Company generally uses filtered municipal water but also has its own spring site in British Columbia.

- Sugar is commodity priced and is generally purchased under a one year contract and there are several suppliers in both Canada and the United States.

- Bottles are generally purchased in the US, but there is a PET bottle supplier in Canada. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

- Closures and flavorings are generally purchased in the US, but Canadian suppliers are becoming available.

- Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

5. The majority of the Company's sales are handled directly by the Company's own sales force. The Company uses a few brokers to assist with sales to retailers in some markets. And in other markets, principally in the United States, goes to market with some products through third party distributors.

6. No material portion of the Company's business is dependent on a single or connected group of patents, licenses, industrial, commercial or financial contracts or new manufacturing processes.

7. The Company makes no statements concerning its competitive position.

8. The Company is subject to regulations of the Canadian Food Inspection Agency, Health Canada and Natural Health Product Directorate, as well as the U.S. Food and Drug Administration with regards to ingredients and labeling of the Company's products.

   The Company is also subject to compliance with the Canada Customs and Revenue Agency and the United States Department of Homeland Security, Customs and Border Protection, for border security and customs functions related to the cross-border movement of raw materials and finished goods.

C. *Organizational structure.*

Following is a list of the Company's main subsidiaries as at February 29, 2004:

- Leading Brands of Canada, Inc. (LBCI)
  - incorporated provincially in Alberta, Canada;
  - 100% owned by Leading Brands, Inc.;
  - LBC is the Company's principal operating subsidiary in Canada.

- Leading Brands of America, Inc. (LBAI)
  - incorporated in Delaware;
  - 100% owned by Leading Brands, Inc. and Leading Brands of Canada, Inc.;
  - LBAI is the Company's principal operating subsidiary in the United States.

- Kert Technologies, Inc. (formerly The TREK Company, Inc.)
  - incorporated federally in Canada;
  - 91% owned by Leading Brands, Inc.;
  - licenses and owns the Company's *TREK* ® trademarks and other intellectual property.

- LBI Brands, Inc.
  - incorporated provincially in British Columbia, Canada;
  - 100% owned by Leading Brands, Inc.;
  - owns certain of the Company's proprietary brands, trademarks and other intellectual property.

- Quick, Inc.
  - incorporated in Florida, USA;
  - 97% owned by Leading Brands, Inc.;
  - owns certain trademarks and rights.

- Brio Snack Distributors Inc.
  - incorporated provincially in British Columbia, Canada;
  - 100% owned by Leading Brands of Canada, Inc.;
  - owns certain trademarks and rights.

D. ***Property, plants and equipment.***

Beverage Operations

Leading Brands operates two beverage plants: one in Edmonton, Alberta and one in Richmond, British Columbia. The two plants have a total 144 oz. equivalent case capacity of approximately 25,000,000 cases per annum.

Leading Brands owns a 50,000 square foot plant in Edmonton, Alberta, located at 4104 -99 Street. The plant contains three lines: glass, P.E.T. and pouch line for a combined 144 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, B.C. plant, is a 100,000 square foot facility, with a high speed combination hot fill glass and PET plastic line, and a carbonated line. This plant has an annual case volume capacity of approximately 15,000,000 144 oz. equivalent cases. The premises, including adjacent office space, are under a lease for approximately $31,845 per month that expires June 2006.

Leading Brands also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has a sales office in the following location:

#250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 1,469 square feet and is leased month-to-month for $1,164 per month.

The following location serves the role of regional warehouse or distribution centre.

3870 – 98 Street, Edmonton, Alberta. The space occupies 61,872 square feet and is leased for $13,214 per month until August 31, 2004.

The Company also utilizes the following third party distribution centres:

(1) 104 Walker Drive, Brampton Ontario
(2) 2300 Chemin Monterey, Chomedey, Laval Quebec
(3) 3916 – 61 Avenue SE, Calgary Alberta

The Company's head office is located at Suite 1800 – 1500 West Georgia Street, Vancouver BC. The space occupies 6,036 square feet and is being leased for $6,261 to $7,734 per month until January 2008.

Item 5. – Operating and Financial Review

A. *Operating results*

Financial Year Ended February 29, 2004

Sales

Sales for the year ended February 29, 2004 were $41,502,604, compared to $47,361,598 for the previous year, representing a decrease of 12.4 % or $5.86 million. The decrease is attributed to the following:

- Decrease in sales due to the change in billing method for co-pack products, 32.4% ($15.36 million)
- Increase in sales due to currency conversion, 10.8% (5.14 million)
- Increase in sales for branded products and other non co-pack revenue, 2.9% (1.37 million)
- Increase in sales for co-pack products, net of currency and billing method change, 6.3% ($2.99 million)

Cost of Sales and Margin

Cost of sales decreased from $38,009,995 to $31,584,076 as a result of the net difference between the increase in cost of sales for branded products and the decrease in cost of sales due to the change in billing method for a large co-pack customer. Gross margin was $9,918,528 in the current year compared to $9,351,603 in the prior year. The margin percentage of 23.9% is higher than the previous year of 19.7% due to the change in billing method for a large co-pack customer, and improved margins in branded products.

Selling, General and Administration Expenses

These expenses increased $1,415,083 from $8,977,802 to $10,392,885, or 15.8%. The additional costs are for wage and benefit costs, marketing expenses and other administrative costs incurred as a result of expanding the market for certain proprietary products into the US.

Other Expenses

Depreciation increased by $140,937 from $755,469 in the prior year to $896,406. The increase was due to the effect of foreign currency translations of $106,597 and increased depreciation due to the addition of capital assets in the production facilities of $34,340. Amortization of deferred costs increased by $25,052 from $271,823 to $296,875. The increase was due to the effect of foreign currency translation of $38,354 net of a decrease in amortization of $13,302 due to trademarks and other deferred costs reaching the end of their amortization periods in the fiscal year ended February 29, 2004. Interest decreased by $74,366 from $413,996 to $339,630 due the reduction of interest accretion on convertible preferred shares in the amount of $147,615, converted in the December 2002, net of the increase in interest due to the effect of foreign currency translation in the amount of $37,586 and interest on higher average borrowing levels in the amount of $35,663. For US GAAP, interest accretion of $147,615 on convertible preferred shares in 2003 would not be recorded as explained in note 20 of the financial statements.

Financial Year Ended February 28, 2003

Sales

Sales for the year ended February 28, 2003 were $47,361,598, compared to $41,181,549 for the previous year, representing an increase of 15 % or $6.2 million. The increase is attributed to the following:

- Introduction of two new brands – *TREK ® and Pez® 100% Juice ™*, 16.7% ($6.9 million).
- Net sales decrease in non co-pack brands other than *TREK ® and Pez® 100% Juice ™*, 10% ($4.1 million)
- Nets sales increase in co-pack operations, 8.3% ($3.4 million).

Cost of Sales and Margin

Cost of sales increased from $32,073,301 to $38,009,995 as a result of the sales increase. Gross margin was $9,351,603 in the current year compared to $9,108,248 in the prior year. The margin percentage of 19.7 % is lower than the previous year of 22% due to the increase of co-pack volume of products in which the Company supplies the raw materials and the production issues related to the start up of the two new brands *TREK ®, and Pez® 100% Juice ™*.

Selling, General and Administration Expenses

These expenses increased from $6,075,710 to $8,977,802, or 48%, compared to the sales increase of 15%. These additional costs are the result of expanding the market for certain proprietary products into the US. The Leading Brands of America office opened in February 2002, and the company has since established a sales presence across the US.

Other Expenses

Depreciation decreased by $66,034 from $821,503 in the prior year to $755,469. This was due to the closure of the Alamo Snack Facility, the sale of the bar truck business, and the sale of the distribution building in Edmonton during 2002. Amortization of goodwill, deferred costs and trademarks and rights decreased by $173,071 from $444,894 to $271,823 mostly due to the change in accounting policy relating to goodwill as noted in the summary of significant accounting policies in the financial statements, stating that goodwill is no longer amortized. Interest decreased by $212,190 from $626,186 to $413,996 due to lower average borrowing and interest rates during the year, and the retirement of a long term debt relating to a production line in the Richmond plant. For US GAAP, interest accretion of $147,615 on convertible preferred shares would not be recorded as explained in note 20 of the financial statements.

Extraordinary Loss on Investment

At the end of the fiscal year 2003, the Company decided to discontinue support of the Quick Home Operations delivery service and, accordingly, recorded a $6,523,880 write down on its investment, as stated in Note 7 of the financial statements.

Financial Year Ended February 28, 2002

Sales

Sales for the year ended February 28, 2002 were $41,181,549, compared to $51,087,079 for the previous year, representing a decrease of 19.4% or $9.9 million. The decrease is attributed to the following:

- reduction in sales due to termination of SoBe license agreement and resulting change from being a distributor to being a co-packer 18.6% ($9.5 million)
- effects of exchange rate changes reduced reported sales in US dollars by 3.6% ($1.8 million)
- net sales increases in co-pack operations and sale of products 2.8% ($1.4 million)

Cost of Sales and Margin

Cost of sales decreased from $40,048,600 to $32,073,301 as a result of the sales decrease. The margin percentage of 22% is consistent with the prior year.

Selling, General and Administration Expenses

These expenses decreased from $10,436,743 to $6,075,710, or 42% compared to the sales decrease of 19%. Upon termination of the SoBe license agreement the Company significantly reduced marketing, sales, distribution and administration personnel and expenditures. In the prior year, the Company had invested in these areas to build this brand in Canada.

Other Expenses

Depreciation decreased by $524,920 from $1,346,423 in the prior year to $821,503 due to the sale of capital assets related to the SoBe termination and the change in amortization rates for certain production equipment as explained in the summary of significant accounting policies in the financial statements. Amortization of goodwill, deferred costs and trademarks and rights aggregating $444,894 was consistent with the prior year amounts of $436,863. Interest decreased by $179,743 from $805,929 to $626,186 due to lower average borrowings and interest rates during the year. For US GAAP, interest accretion of $112,484 on convertible preferred shares would not be recorded as explained in note 20 of the financial statements.

Other Income

For Canadian GAAP purposes, a gain on termination of $199,033 relating to a termination of license was recorded in 2002, with an additional $3,734,002 being recognized in 2001. For US GAAP purposes these gains have been recorded in 2002. For US GAAP, additional expenses relating to deferred costs, website development and stock based compensation costs would be recorded. These differences are explained in note 20 of the financial statements.

B. ***Liquidity and Capital Resources***

Financial Year Ended February 29, 2004

As at February 29, 2004 the company had negative working capital of $1,673,014 compared to negative working capital of $1,444,111 at the prior year end. Bank indebtedness was $3,179,800 compared to $2,914,542 for the prior year. There were no cash or cash equivalents as at February 29, 2004 or the previous year.

The company believes it will have sufficient working capital for the next 12 months, resulting from operating profits estimated for the 2005 fiscal year.

Net cash utilized in operating activities for the 12 months ended February 29, 2004 was $853,640. Operating activities utilized $712,314 of cash compared to $196,774 generated in the prior year. Working capital changes utilized $141,326 due to an increase in trade accounts receivable of $1,063,691, which was partially offset by a decrease in prepaid expenses relating to the refund of deposits on production line equipment of $547,131, a decrease in inventory of $293,777 and an increase in accounts payable of $81,457.

Net cash utilized in investing activities was $687,916 compared to $2,394,301 in the prior year. $541,776 was expended on the purchase of capital assets for production line modification and expansion compared to $944,931 in the prior year. During the fiscal year ended February 28, 2003, $693,953 was advanced to support Quick Home Delivery operations that were discontinued at the end of that fiscal year. $209,870 was expended on deferred costs compared to $781,094 in the prior year. Expenditures were higher in 2003 due to new product development costs for *TREK ®, and Pez® 100% Juice* ™ and start up costs in the US.

Financing activities generated $1,257,966 from an increase term loan of $1,497,342, proceeds from the issuance of common shares relating to the exercising of options and warrants for $310,849, other long term debt of $230,838 net of repayment of long term debt in the amount of $724,006 and a decrease in bank indebtedness of $57,057.

The company has a demand revolving operating bank loan with a credit limit of $3,369,020 with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan in the amount of $3,483,759 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a mortgage, a note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Financial Year Ended February 28, 2003

As at February 28, 2003 the company had negative working capital of $1,444,111 compared to negative working capital of $208,400 at the prior year end. Bank indebtedness was $2,914,542 compared to $1,276,193 for the prior year. There were no cash or cash equivalents as at February 28, 2003 or the previous year.

In the opinion of the Company, the current level of working capital is sufficient for present and future requirements as the company has unused borrowing capacity on its revolving demand loan of approximately $1.46 million as at February 28, 2003.

Net cash generated from operating activities for the 12 months ended February 28, 2003 was $596,970. Operating activities generated $196,774 of cash compared to $2,518,836 in the prior year. Working capital changes generated $400,196 due to a reduction in average days outstanding in trade accounts receivable, which was partially offset by an increase in prepaid expenses relating to deposits on production line equipment.

Net cash utilized in investing activities was $2,394,301 compared to $4,160,337 generated in the prior year. In the prior year, $4,493,211 was received as a result of the termination of the SoBe agreement, and $1,595,891 from the sale of capital assets. During 2003, $693,953 was advanced to Quick Home Delivery operations compared to $1,158,609 in the prior year. During 2003, $781,094 was expended on deferred costs compared to $108,817 in the prior year. $944,931 was expended on the purchase of capital assets compared to $693,327 in the prior year. In the prior year, $95,963 was received from the sale of a bar truck business and $63,975 was advanced to the purchaser under a long term promissory note.

Financing activities generated $2,034,891 from an increase in bank indebtedness of $1,638,349, issue of common shares relating to the exercising of options for $406,884 and the net reduction of long term indebtedness of $10,342.

The company has a demand revolving operating bank loan with a credit limit of $4,380,054 with an interest rate of Canadian prime plus 0.75%. The Company also has a term loan in the amount of $2,401,269 with an interest rate of Canadian prime plus 1.0%.

Other sources of financing include a mortgage, a note payable and capital leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Financial Year Ended February 28, 2002

As at February 28, 2002, the Company had negative working capital of $208,400 compared to negative working capital of $481,132 at the prior year end. Bank indebtedness was $1,276,193 compared to $4,227,391 for the prior year. There were no cash or cash equivalents as at February 28, 2002 or the previous year.

Net cash generated from operating activities for the 12 months ended February 28, 2002 was $1,169,878 compared to $1,288,347 in the previous year. Operating activities generated $2,518,836 of cash compared to $204,193 that was utilized in the prior year. Working capital changes utilized $1,348,958 as decreases of accounts payable of $2,984,995 were not fully offset by decreases in inventory and accounts receivable. In the prior year, working capital changes generated $1,492,540 due to a large increase in accounts payable, only partially offset by increases in accounts receivable and inventory.

The primary reason for the changes within working is the change in relationship with SoBe. Accounts receivable decreased with sales, maintaining the normal number of days sales outstanding. Inventory decreased significantly as the Company was no longer purchasing the raw materials for the SoBe product, but was still earning co-pack revenue. As a result inventory turns increased. A portion of the funds received from the SoBe termination was used to decrease accounts payable as the Company began taking advantage of supplier discounts.

Net cash generated from investing activities was $4,160,337 compared to $5,356,312 utilized in the prior year. $4,493,211 was received as a result of the termination of the SoBe agreement. $1,595,891 was received from the sale of capital assets, primarily coolers and the Edmonton distribution warehouse. $693,327 was invested in capital assets, primarily coolers, distribution vehicles and production equipment. $1,158,609 was advanced to Quick Home Delivery Operations primarily for marketing costs and the purchase of capital assets related to the Quick assets and business as explained in notes 1 and 7 of the financial statements. $95,963 was received on the sale of the Company's bar truck business and $63,975 was advanced to the purchaser under a long term promissory note. $108,817 was expended on deferred costs.

Financing activities utilized $5,436,577 as $2,371,785 of long term debt was repaid, bank indebtedness reduced by $2,951,198 and treasury stock of $113,594 was purchased.

C. ***Research and development, patents and licenses, etc.***

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. See note 6 of the financial statements. In the fiscal year ended February 29, 2004, the Company has taken a non-cash write down in the amount of $632,579 due to impairment of deferred costs from previous periods, related to the refocus of the US market. Under US GAAP, SOP 98-5, Reporting on the Costs of Start-Up Activities, costs are expensed as incurred as explained in note 20 (a) to the financial statements.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate.

Following are current and pending patents and intellectual property owned by the Company:
- patents for Quick website design and graphics
- patent on the *TREK* ® bottle
- proprietary *TREK* ® bottle and cap
- *TREK* ® formulations for Fuel, Burn and Recover
- *Pez® 100% Juice* ™ packaging
- a large inventory of formulations for a wide variety of juices and new age beverages.

D. ***Trend Information.***

Sales for the first quarter ended May 31, 2004 are about 24% lower than the comparable period in the prior year. Concurrently, cost of sales reduced a similar amount causing gross margin to remain consistent with the same period in the prior year. This is primarily due to the decrease in sales of branded products in the United States, and reduced sales in co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials.

E. ***Off-balance sheet arrangements.***

1. The Company is committed to operating leases for premises and equipment as disclosed in Note 13 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

2. The Company has no off-balance sheet arrangements of this nature.

F. ***Tabular disclosure of contractual obligations.***

	Payments due by period				
Contractual Obligations	*Total*	*less than 1 year*	*1-3 years*	*3-5 years*	*more than 5 years*
Long-term Debt Obligations	4,278,775	837,264	1,884,355	1,260,701	296,455
Capital (Finance) Lease Obligations	24,595	22,596	1,999		
Operating Lease Obligations	1,988,496	795,873	1,034,695	157,928	
Purchase Obligations	234,000	234,000			
Other Long-term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-				
Total	6,525,866	1,889,733	2,921,049	1,418,629	296,455

Critical Accounting Policies

The Company's annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 20 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes as explained below that the most critical accounting policies cover the following areas: goodwill and long-term investments advances.

Goodwill

Goodwill is recorded at cost and, effective January 1, 2002, it is no longer amortized. Management tests goodwill for impairment on an annual basis or earlier when circumstances indicating that its carrying value may not be recoverable, by comparing the book value of each reporting unit on each balance sheet date to its fair value.

Long Term Investments

Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.

At the end of the fiscal year 2003, the Company decided to discontinue support of its investment related to the Quick Home Operations delivery service and, accordingly, recorded a $6,523,880 write-down on investment.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Stock-based Compensation

The Company has adopted the recommendations regarding stock-based compensation under the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payment". The standard requires that all stock-based awards made to consultants be measured and recognized using a fair value based method such as the Black Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) as allowed under the section. Under this method, compensation costs are generally recorded when the exercise price of the options is less than the market value of the underlying common stock. The proceeds received on the exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees on or after January 1, 2002.

Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.

New Pronouncements

At this time, the Company does not anticipate the implementation of any new accounting standards for Canadian GAAP purposes to have a material effect on the financial statements.

G. ***Safe Harbor.***

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. This report includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

Item 6. – Directors, Senior Management and Employees

A. ***Directors and senior management.***

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Ralph D. McRae West Vancouver, BC	Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, Chief Executive Officer and Secretary/Treasurer of Leading Brands of Canada, Inc., the Chairman and Chief Executive Officer of Leading Brands of America, Inc. and Kert Technologies, Inc. Mr. McRae is a director and the Chairman and Chief Executive Officer of McRae Management Ltd., a waste management and water company based in Coquitlam, BC. Mr. McRae is also a principal of McRae Ventures Inc., a corporation based in West Vancouver, BC.

Name and Municipality of Residence	Principal Occupation and Areas of Experience
R. Thomas Gaglardi Vancouver, BC	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998. He is also the Secretary of the Company. He is also the President of Northland Properties Corporation, a hotel and restaurant company, and Chairman and CEO of Sandman Hotels, Inns & Suites and Moxie's Restaurants.
Peter Buckley West Vancouver, BC	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the president of Old Spaghetti Factory Canada Ltd.
Iain J. Harris Vancouver, BC	Mr. Harris was a director of Leading Brands, Inc. from May 1996 to December 2003, and from June 2004 until the present time. He is also the Chairman and Chief Executive Officer of Summit Holdings Inc.
Jonathan Merriman San Francisco, CA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities).
Douglas Carlson Aspen, CO	Mr. Carlson has been a director of Leading Brands, Inc. since August 1999. He is also the Chief Executive Officer of FIJI Water Holdings, LLC and Chief Executive Officer of Wakaya Club Resort in Fiji.
Donna Higgins Port Coquitlam, BC	Ms. Higgins is the Chief Financial Officer of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands of America, Inc. Prior to joining Leading Brands in 1999, Ms. Higgins held accounting and finance positions with both a large Pepsi bottler and regional beverage distributor.

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B. ***Compensation.***

In fiscal 1996, the Company implemented a management incentive compensation system. Under that system, the executive and divisional management of the Company exchanged part of their salary for stock options and a bonus program, payable in a combination of cash and the Company shares. Entitlement to the bonus is tied directly to the Company's profitability in relation to budget. The Company's sales and delivery personnel are paid in part by commission. The Company's plant workers are also paid in part by an incentive tied to their productivity. The Company has no other bonus or profit sharing plans.

<u>Compensation of Directors</u>

Directors receive $1,500 CDN per quarter (pro rated for those serving less than a full quarter) and $500 CDN for each directors' meeting and committee meeting attended.

Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the most recently completed financial year, there were 173,192 replacement stock options granted to Directors.

BBI Holdings Inc. ("BBI"), which is controlled by Ralph McRae, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the CEO, the CFO, and the 3 most highly compensated Executive Officers of the Company and its subsidiaries.

		Annual Compensation			**Stock Options**
Name and Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the fiscal year (#)
Ralph McRae, Chairman, President and CEO	2004	nil	nil	351,468 (1) 61,512	nil
Donna Higgins, CFO	2004	80,263(2)	nil	nil	50,000
Dave Read, President of LBI Brands, Inc.	2004	nil	nil	154,300 (3)	50,000
Robert Miller, President of Leading Brands of America, Inc.	2004	112,112(4)	nil	6,268(5)	nil
Terry Casey, Senior VP of Sales	2004	68,250(6)	nil	35,250(6) 4,684(5)	nil

(1) McRae Ventures, Inc., a company with a director in common with the Company, receives $351,468 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the

Company, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2) Ms. Higgins was appointed CFO of the Company in April 2003. This figure represents 12 complete months during the fiscal year ended February 29, 2004.

(3) VE Services, a company owned by Mr. Read, receives $154,300 for consulting services provided by Mr. Read.

(4) Mr. Miller's employment with the Company ended in November 2003. This figure represents 9 months during the fiscal year ended February 29, 2004.

(5) Auto allowance

(6) Mr. Casey's employment with the Company ended in September 2003, and salary payments continued until January 2004. These figures represent 7 months of salary and 4 months of salary continuance during the fiscal year ended February 29, 2004.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C. ***Board practices.***

1. The Company's board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Ralph D. McRae and Jonathan Merriman, the directors in Class I, will expire at the conclusion of the 2004 annual general meeting to be held on July 27, 2004, while the terms of office of the directors in Classes II and III expire at the 2005 and 2006 annual general meetings, respectively.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Name	Class	Term of Office	Served Since
Ralph D. McRae	I	Aug/01 to Aug/04	March 1996
Jonathan Merriman	I	Aug/01 to Aug/04	January 1999
Douglas Carlson	II	Aug/02 to Aug/05	August 1999
Iain J. Harris	II	Aug/02 to Aug/05	May 1996
Peter Buckley	III	Aug/00 to Aug/06	August 1997
R. Thomas Gaglardi	III	Aug/00 to Aug/06	October 1998

2. There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3. The members of the Company's audit committee are:

- Peter Buckley
- Douglas Carlson
- R. Thomas Gaglardi

The function of the audit committee is one of review. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

The members of the Company's compensation committee are:

- Douglas Carlson
- Jonathan Merriman

The function of the compensation committee is to review the compensation of the President and guidelines for the compensation policies of the Company. The Committee reports its recommendations to the Board. Compensation matters may also be reviewed and approved by the entire board of directors.

As of June 1, 2004 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Donna Higgins	Chief Financial Officer
R. Thomas Gaglardi	Secretary

D. *Employees.*

Following are the number of employees of the Company for the past 3 financial years:

	February 29, 2004	February 28, 2003	February 28, 2002
Canada	180	181	203
United States	2	13	10

E. ***Share ownership.***

1. Options to purchase common shares from the Company or subsidiaries of the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors, and subject to shareholder approval.

As of February 29, 2004, there were 3,002,186 issued and outstanding options, with a weighted average exercise price of $1.15.

As of June 1, 2004 there were 3,032,186 issued and outstanding options, with a weighted average exercise price of $1.11. Of the total stock options granted, 2,465,049 have vested and are available for exercise as at June 1, 2004.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above.

Name	Common Shares Held [(1)] (#)	# of Common Shares under Options Granted	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	422,260 (2.81%)	500,000 300,000 200,000	Mar.1, 2000 Aug.29,2000 Aug.29,2000	1.00 1.00 1.00	Mar.1, 2010 Sept.1,2005 Sept.1,2005
Donna Higgins	nil	20,000 30,000 50,000 50,000	Jun.8, 1999 Jan.25, 2000 Aug.14, 2000 Aug.26, 2003	1.00 1.00 1.00 1.29	Apr.30, 2009 Jan.25, 2005 Aug.14, 2005 Aug.26, 2008
Dave Read	1,000	50,000 50,000 100,000 50,000	July 2, 1999 Aug.27, 1999 Jan.22, 2001 Aug.26, 2003	1.00 1.00 1.00 1.29	July 2, 2009 Aug 27,2009 Jan.22, 2006 Aug.26, 2008
Robert Miller	unknown[(2)]	nil			
Terry Casey	unknown[(3)]	nil			

(1) The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2) Mr. Miller's employment with the Company ended in November 2003.

(3) Mr. Casey's employment with the Company ended in September 2003.

2. There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A. ***Major shareholders.***

As at June 1, 2004, the Company had 15,040,169 common shares without par value issued and outstanding.

1. Following are the shareholders that are the beneficial owners of 5% or more of the Company's voting securities, as of June 1, 2004:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Cede & Co. (1)	8,929,300	59.37%
CDS & Co. (2)	2,275,488	15.13%
Northland Properties (3)	2,020,626	13.43%
Gilvest LP (4)	864,000	5.74%

(1) Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2) CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3) Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(4) Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(b) In December 2002, Northland Properties Corporation ("NPC") converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of $1.75 USD per share. This transaction increased NPC's percentage ownership of the Company's outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

There has been no other significant change in the percentage ownership held by any major shareholders during the past three years.

(c) The Company's major shareholders do not have different voting rights than other shareholders.

2. The Company's register of 224 members showed that 10,157,200 of the Company's common shares or 68% were held by 183 registered shareholders residing in the United States.

3. To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

4. To the best of the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form".

B. ***Related party transactions.***

1. The Company has not at any time during the period since the beginning of the last fiscal year to June 1, 2004 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a) BBI Holdings Inc., a Company with a director in common with the Company, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

b) Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. ("NTI"), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

The Company also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

During the fiscal year 2003, the Company advanced $693,953 to support its investment in NTI related to the Quick Home Operations delivery service.

At the end of the fiscal year 2003, the Company decided to discontinue its support of the Quick Home Operations delivery service and, accordingly, recorded a write down of $6,523,880 on this investment. See note 1(a) of the annual financial statements for further details.

c) Fiji Water, a company with a director in common with the Company, supplied products for resale in the amount of $184,743 during the year ended February 29, 2004.

2. There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Item 8. – Financial Information

A. ***Consolidated Statements and Other Financial Information.***
The following financial statements for the year ended February 29, 2004 are included in this report as Exhibit 19.1:

(a) Balance sheets

(b) Statement of Income and Deficit

(c) Statements of Cash Flows

(d) Summary of Significant Accounting Policies

(e) Notes to the Financial Statements

A-7

Legal Proceedings

A supplier to the Company commenced an action against the Company claiming a debt in the amount of $279,535. The Company denied this claim and counter sued for breach of contract and negligence. In June 2004, this matter was settled at no cost to the Company.

A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately $686,615 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately $5,201,833 for losses incurred as a result of the former supplier's alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not yet been held and the amounts and merits of the supplier's claim and the Company's counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

In October 2003, the Company commenced an action in Connecticut against the former President of LBAI, the Company's US subsidiary, a supplier, three of its licensors and their principal, seeking damages for improper and fraudulent conduct by those persons and their associates and to prevent the improper termination of three license agreements. Issues surrounding the three license agreements then became the subject of a lawsuit and arbitration proceeding pending in Massachusetts against the Company initiated by certain of the licensors. The Company continues to pursue the Connecticut lawsuit against the former President of LBAI. A related action was then commenced by the supplier against the Company in Virginia and yet another action was commenced by one of the licensors against the Company and its Chairman and CEO in Massachusetts. Although the lawsuit and arbitration demand issued in Massachusetts seek several million dollars in damages against the Company, management is of the opinion that the claims commenced against it by these parties are frivolous. While the outcome of these claims is not presently determinable, at this time, the Company does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

The Company is subject to other legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to have significant effects on the Company's financial position or profitability.

A-8

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B. ***Significant Changes since the date of the annual financial statements.***

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required

A. ***Offer and listing details.***

4. Following is information regarding the price history of the stock on the Nasdaq SmallCap Market, in United States dollars:

(a) for the five most recent full financial years:

Period	High $	Low $
March 1, 2003 to Feb. 29, 2004	2.49	0.91
March 1, 2002 to Feb. 28, 2003	4.14	1.52
March 1, 2001 to Feb. 28, 2002	1.99	0.43
March 1, 2000 to Feb. 28, 2001	4.68	0.75
March 1, 1999 to Feb. 29, 2000	3.50	0.63

(b) for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter of Fiscal 2003 Dec. 1, 2003 – Feb. 29, 2004	1.39	0.91
3rd Quarter of Fiscal 2003 Sept. 1, 2003 – Nov.30, 2003	1.57	1.03
2nd Quarter of Fiscal 2003 June 1, 2003 – Aug. 31, 2003	1.86	1.16
1st Quarter of Fiscal 2003 Mar. 1, 2003 – May 31, 2003	2.49	1.50
4th Quarter of Fiscal 2002 Dec. 1, 2002 – Feb. 28, 2003	3.24	1.88
3rd Quarter of Fiscal 2002 Sept. 1, 2002 – Nov.30, 2002	4.14	1.76
2nd Quarter of Fiscal 2002 June 1, 2002 – Aug. 31, 2002	3.39	1.63
1st Quarter of Fiscal 2002 March 1, 2002 to May 31, 2002	2.39	1.52

(c) for the most recent six months:

Period	High $	Low $
February 1 – 29, 2004	1.24	1.00
January 1 – 31, 2004	1.39	1.05
December 1 – 31, 2003	1.35	0.91
November 1 – 30, 2003	1.19	1.05
October 1 – 31, 2003	1.35	1.03
September 1 – 30, 2003	1.57	1.26

C. *Markets.*

The Company's common shares have been quoted on the NASDAQ Small-cap Market since August 3, 1993. The ticker symbol is LBIX.

On May 8, 2002 the Company's common shares were listed on the Toronto Stock Exchange ("TSX") under the ticker symbol LBI. On April 8, 2003 the Company voluntarily delisted its shares from the TSX.

Item 10. – Additional Information.

A. ***Share capital***

This item is not applicable for an Annual Report.

B. ***Memorandum and articles of association.***

This information has been previously reported and is incorporated by reference.

C. ***Material contracts.***

There are no additional material contracts, other than those discussed elsewhere in this report.

D. ***Exchange controls.*** Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to withholding tax.

E. ***Taxation.*** A brief and general description is included below of certain taxes, including withholding taxes, to which United States security holders may be subject under the existing tax laws and regulations of Canada. The consequences, if any, of provincial taxes are not considered.

Please note that the following information is a brief summary only and security holders should seek the advice of their own tax advisors with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any United States federal, state or local taxes.

Taxation on Dividends

Generally, cash dividends paid or deemed to be paid by a Canadian-corporation to non-resident shareholders are subject to a withholding tax of 25%. Dividends paid to US residents are subject to a withholding tax of 15%, and dividends paid to a US resident company which owns 10% or more of the voting shares of the Canadian corporation are subject to a withholding tax of 5%. Dividends paid by a Canadian corporation to shareholders resident in Canada are not subject to withholding tax.

Taxation on Capital Gains

Generally the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident purchaser if the non-resident purchaser used the shares in carrying on a business in Canada, or if the non-resident, together with persons with whom he does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period immediately preceding the disposition.

In addition, Canada may tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

- the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares, and
- the individual owned the shares when he ceased to be resident in Canada.

Holders of common shares of the Company should seek independent advice from their own professional tax advisers with respect to the income tax consequences arising from the holding of common shares of the Company.

F. ***Dividends and paying agents.***
This item is not applicable.

G. ***Statement by experts.***
This item is not applicable.

H. ***Documents on display.***
Copies of documents concerning the Company, which are referred to in this Report, are available for inspection at the head office of the Company located at Suite 1800 – 1500 W. Georgia Street, Vancouver BC Canada V6G 2Z6.

I. ***Subsidiary Information.***
This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE LONG TERM DEBT	Mortgage	Note Payable	Other
Interest Rate	6.8%	8.0%	10.0%
Principal at February 29, 2004	443,787	81,575	294,248
Principal payments by year:			
2005	28,683	42,914	22,596
2006	27,696	38,661	1,999
2007	28,977		257,687
2008	30,317		11,966
2009 and thereafter	328,114		
TOTAL	443,787	81,575	294,248

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $821,414 as at February 29, 2004 as disclosed in note 18 (a) of the financial statements.

VARIABLE INTEREST RATE DEBT	Operating Loan	Term Loan
Interest Rate	prime + 1.25%	prime + 1.0%
Principal at February 29, 2004	3,179,800	3,483,759
Principal payments by year:		
2005		765,667
2006		765,667
2007		765,667
2008		765.667
2009		421,091
TOTAL	-	3,483,759

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable.

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

This item is not applicable.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. The instruments defining the rights of the Company's shareholders have not been materially modified except as follows:

i) On August 26, 2003, a new Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. The details of this Plan were reported in the Form 20-F for the fiscal year ended February 28, 2003.

ii) In order to provide sufficient authorized capital to accommodate the potential exercise of Rights under the new Shareholder Rights Plan, a resolution to amend the Memorandum of the Company was passed by the shareholders at the Company's annual general meeting held on August 26, 2003. The resolution authorized the increase of the authorized capital of the Company from 120,000,000 shares divided into 100,000,000 common shares without par value and 20,000,000 preferred shares without par value to 520,000,000 shares divided into 500,000,000 common shares without par value and 20,000,000 preferred shares without par value. The preferred shares were designated as follows: 1,000,000 as Series "A", 100 as Series "B", 1,000,000 as Series "C", 4,000,000 as Series "D" and 4,000,000 as Series "E". There are 9,999,900 undesignated preferred shares

B. There were no material modifications to any class of securities, other than as described in Item 14A above.

C. There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D. There has been no change of trustee or paying agent for any registered securities.

E. This item is not applicable.

Item 15. - Controls and Procedures.

Based on their evaluation as of February 29,2004, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15-d14(c) under the Securities Exchange Act of 1934 (the "Act")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company's internal controls during the period covered by this annual report that could significantly affect the Company's internal controls over financial reporting.

Item 16A. – Audit Committee Financial Expert.

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Douglas Carlson, serving on its audit committee.

Item 16B. – Code of Ethics.

The Company is in the process of considering and finalizing its code of ethics.

Item 16C. – Principal Accountant Fees and Services.

a) Audit Fees – Audit fees billed in the fiscal years ended February 29, 2004 and February 28, 2003 totaled $106,968 and $66,318 respectively.

b) Audit Related Fees - Audit related fees billed in the fiscal years ended February 29, 2004 and February 28, 2003 totaled $94,740 and $59,901 respectively.

c) Tax Fees - Tax fees billed in the fiscal years ended February 29, 2004 and February 28, 2003 totaled $12,228 and $6,417 respectively.

d) All Other Fees – There were no other fees billed in the fiscal years ended February 29, 2004 and February 28, 2003.

The audit committee approves all audit, audit-related services, tax services and other services provided by BDO Dunwoody LLP. Any services provided by BDO Dunwoody LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement. In 2004, none of the fees paid to BDO Dunwoody LLP were approved pursuant to the de minimus.

Item 16D. – Exemptions from the Listing Standards for Audit Committees.

None

Item 16E. – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003, and no further shares have been repurchased.

PART III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the year ended February 29, 2004, February 28, 2003 and February 28, 2002 are attached to this report as Exhibit 19.1.

Item 18. – Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description
19.1	**Annual Financial Statements**: Auditor's Report and Consolidated Financial Statements of Leading Brands, Inc. February 29, 2004, February 28, 2003 and February 28, 2002 (expressed in United States Dollars)
19.2	Memorandum of Leading Brands, Inc. as altered August 26, 2003.
19.3	Information Circular dated June 1, 2004.
99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The following documents have been previously filed and are incorporated by reference:

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, amended on June 29, 1998 and April 13, 1999

Memorandum and Part 27 of the Articles of Leading Brands, Inc. as amended February 27, 2001.

Contracts for Sale of Goods, Lease and related documents between Leading Brands of Canada, Inc., Northland Technologies, Inc., and Quick Home Delivery (Canada), Inc. dated November 30, 2000.
Licence Agreement between Quick, Inc. and Northland Technologies, Inc. dated January 1, 2001.
Agreement of Purchase and Sale, and related documents between Leading Brands of Canada, Inc. and Northland Technologies, Inc. dated January 1, 2001.
Management Agreement and related documents between Leading Brands of Canada, Inc. and Quick Home Delivery (Canada), Inc. dated January 1, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEADING BRANDS, INC.

Ralph D. McRae
Chairman and Chief Executive Officer

Dated: June 23, 2004

Exhibit "A"

COMPANY ACT

MEMORANDUM
(ALTERED BY ORDINARY RESOLUTION OF AUGUST 26, 2003)

of

LEADING BRANDS, INC.

1. The name of the Company is LEADING BRANDS, INC.

2. The authorized capital of the Company consists of 520,000,000 shares divided into 500,000,000 common shares without par value and 20,000,000 preferred shares without par value of which 1,000,000 are designated as Series "A" Preferred Shares, 100 are designated as Series "B" Preferred Shares, 1,000,000 are designated as Series "C" Preferred Shares, 4,000,000 are designated as Series "D" Preferred Shares, and 4,000,000 are designated as Series "E" Preferred Shares.

3. The Special rights and restrictions attached to the preferred shares are as follows:

   (a) preferred shares as a class will have preference as to dividends or capital or both capital and dividends;

   (b) preferred shares may at any time and from time to time be issued in one or more series, each series consisting of such number of shares as may, before the issuance thereof, be determined by resolution of the Board of Directors; and

   (c) the Board of Directors may, by resolution passed from time to time before issuance, alter the articles to fix the preferred rights as to dividends, designation, convertibility, rights, restrictions, conditions and limitations attached to the shares of each series.

19.2

EXHIBIT "A"

Province of British Columbia

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

OCT 03 2003

JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

FORM 19
(Section 348)

Certificate of Incorporation No.: 304055

COMPANY ACT

ORDINARY/~~SPECIAL~~/RESOLUTION

The following ordinary resolution was passed by the undermentioned company on the date stated:

Name of Company: Leading Brands, Inc.

Date resolution passed: August 26, 2003

Resolution:

"BE IT RESOLVED AS A ORDINARY RESOLUTION that:

1. The authorized capital of the Company be altered by increasing the number of common shares without par value from 100,000,000 to 500,000,000;

2. Paragraph 2 of the memorandum of the Company is altered to read:

"2. The authorized capital of the Company consists of 520,000,000 shares divided into:

(a) 500,000,000 common shares without par value;

(b) 20,000,000 preferred shares without par value of which:

(i) 1,000,000 are designated as Series "A" Preferred Shares;

(ii) 100 are designated as Series "B" Preferred Shares;

(iii) 1,000,000 are designated as Series "C" Preferred Shares;

(iv) 4,000,000 are designated as Series "D" Preferred Shares; and

(v) 4,000,000 are designated as Series "E" Preferred Shares."

3. The memorandum as altered by the ~~proposed~~ ordinary resolution, is attached hereto as Exhibit A.".

CERTIFIED A TRUE COPY this 3rd day of September, 2003.

Ralph D. McRae, Director

3472.001\Agm-03\0134

EXHIBIT 99.1

CERTIFICATIONS

I, Ralph McRae, certify that:

1. I have reviewed this annual report on Form 20-F of Leading Brands, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors:

   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 23, 2004

Ralph D. McRae
Chairman and Chief Executive Officer

EXHIBIT 99.2

I, Donna Higgins, certify that:

1. I have reviewed this annual report on Form 20-F of Leading Brands, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors:

   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 23, 2004

Donna Higgins
Chief Financial Officer

EXHIBIT 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Leading Brands, Inc. (the "Company") on Form 20-F for the period ended February 29, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 23, 2004

____

Name: Ralph D. McRae

Title: Chief Executive Officer

Date: June 23, 2004

____

Name: Donna Higgins

Title: Chief Financial Officer

Leading Brands, Inc.
Consolidated Financial Statements
February 29, 2004 and February 28, 2003
(Expressed in US Dollars)

Contents

BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors' Report

To The Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 29, 2004 and February 28, 2003 and the Consolidated Statements of Income (Loss) and Deficit and Cash Flows for each of the years in the three year period ended February 29, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended February 29, 2004 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody

Chartered Accountants

Vancouver, British Columbia
May 28, 2004

BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for US Readers on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies for stock-based compensation and goodwill and intangible assets. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted audited standards, our report dated May 28, 2004 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors' report when it is adequately disclosed in the financial statements.

BDO Dunwoody LLP

Vancouver, British Columbia
May 28, 2004

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)

	Feb. 29, 2004	Feb. 28, 2003
Assets		
Current		
Accounts receivable (Note 18 (b))	$ 3,622,420	$ 2,558,729
Inventory (Note 2)	3,495,331	3,789,108
Prepaid expenses and deposits	206,719	753,850
Future income taxes – current (Note 15)	568,990	512,129
	7,893,460	7,613,816
Property, plant and equipment (Note 3)	9,796,583	9,216,843
Trademarks and rights (Note 4)	81,575	85,130
Goodwill (Note 5)	2,510,701	2,259,800
Deferred costs (Note 6)	150,681	815,655
Long-term investment and other	74,868	67,386
Future income taxes – long term (Note 15)	1,812,467	890,162
Total Assets	$ 22,320,335	$ 20,948,792
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Bank indebtedness (Note 8)	$ 3,179,800	$ 2,914,542
Accounts payable and accrued liabilities	5,526,816	5,445,359
Current portion of long-term debt (Note 9)	859,858	698,026
	9,566,474	9,057,927
Long-term debt (Note 9)	3,443,512	2,251,173
	13,009,986	11,309,100
Shareholders' Equity		
Share Capital		
Authorized (Note 11(a))		
20,000,000 preferred shares without par value		
500,000,000 common shares without par value		
Issued		
15,040,169 common shares (2003 – 14,728,669) (Note 11 (b))	25,795,379	25,484,530
Contributed surplus (Note 12)	154,371	30,568
Currency translation adjustment	884,650	(198,845)
Deficit	(17,524,051)	(15,676,561)
	9,310,349	9,639,692
Total Liabilities and Shareholders' Equity	$ 22,320,335	$ 20,948,792

Approved on behalf of the Board:

____________________ Director

____________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Deficit
(Expressed in US Dollars)

For the year ended	Feb. 29, 2004	Feb. 28, 2003	Feb. 28, 2002
Sales	$ 41,502,604	$ 47,361,598	$ 41,181,549
Expenses (income)			
Cost of sales	31,584,076	38,009,995	32,073,301
Selling, general and administrative	10,392,885	8,977,802	6,075,710
Amortization of property, plant and equipment	896,406	755,469	821,503
Amortization of goodwill	-	-	183,830
Amortization of deferred costs and other	296,875	271,823	261,064
Interest on long-term debt	161,843	110,705	394,148
Interest on current debt	177,787	155,676	119,554
Interest accretion on redeemable preferred shares	-	147,615	112,484
Gain on termination of South Beach Beverage Co. LLC Agreement (Note 1)	-	-	(199,033)
Write down of investment in Quick Home Delivery Operations (Note 7)	-	6,523,880	-
Write down of deferred costs	632,579	-	-
(Gain)Loss on sale of assets	9,083	(5,897)	-
	44,151,534	54,947,068	39,842,561
Income (loss) before income taxes	(2,648,930)	(7,585,470)	1,338,988
Income taxes (Note 15)	801,440	1,335,344	-
Net income (loss) for the year	(1,847,490)	(6,250,126)	1,338,988
Dividends	-	(22,138)	(4,414)
Deficit, beginning of year	(15,676,561)	(9,404,297)	(10,738,871)
Deficit, end of year	$ (17,524,051)	$ (15,676,561)	$ (9,404,297)
Earnings (loss) per share (Note 11(j))			
Basic and diluted	$ (0.12)	$ (0.46)	$ 0.10

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

For the year ended	Feb. 29, 2004	Feb. 28, 2003	Feb. 28, 2002
Cash provided by (used in)			
Operating activities			
Net income (loss) for the year	$ (1,847,490)	$ (6,250,126)	$ 1,338,988
Items not involving cash			
Amortization of property, plant and equipment	896,406	755,469	821,503
Amortization of goodwill	-	-	183,830
Amortization of deferred costs and other	296,875	271,823	261,064
Gain on termination of South Beach Beverage Co. LLC agreement	-	-	(199,033)
Loss (Gain) on sale of assets	9,083	(5,897)	-
Write-down of deferred costs	632,579	-	-
Write-down of investment in Quick Home Delivery Operations	-	6,523,880	-
Interest accretion on redeemable preferred shares	-	147,615	112,484
Write-down and return of property, plant and equipment (Note 3)	-	17,697	-
Stock based compensation for non-employees	105,616	-	-
Issue of shares for employee compensation (Note 11)	-	71,657	-
Changes in non-cash operating working capital items (Note 16)	(141,326)	400,196	(1,348,958)
Future income taxes	(805,383)	(1,335,344)	-
	(853,640)	596,970	1,169,878
Investing activities			
Purchase of property, plant and equipment	(541,776)	(944,931)	(693,327)
Advances for Quick Home Delivery Operations	-	(693,953)	(1,158,609)
Proceeds on termination of South Beach Beverage Co. Ltd. agreement (Note 1)	-	-	4,493,211
Proceeds on sale of property, plant and equipment (Note B)	63,730	25,677	1,595,891
Proceeds on sale of bar truck business			95,963
Expenditures on deferred costs	(209,870)	(781,094)	(108,817)
Other investments and advances	-	-	(63,975)
	(687,916)	(2,394,301)	4,160,337
Financing activities			
Increase (decrease) in bank indebtedness	(57,057)	1,638,349	(2,951,198)
Issuance of common share capital (Notes A and 11)	310,849	406,884	-
Purchase of treasury stock	-	-	(113,594)
Proceeds from issuance of long-term debt	1,728,180	638,814	-
Repayment of long-term debt	(724,006)	(649,156)	(2,371,785)
	1,257,966	2,034,891	(5,436,577)
Increase (decrease) in cash	(283,590)	237,560	(106,362)
Effect of exchange rate changes on cash	283,590	(237,560)	106,362
Cash, beginning and end of year	$ -	$ -	$ -
Supplementary disclosure of cash flow information			
Cash paid during the year			
Income tax payments, net	$ 3,943	$ -	$ -
Interest paid	$ 334,842	$ 266,380	$ 444,012

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

(Expressed in US Dollars)

Notes:

A. During the year ended February 28, 2003, the Company issued net common shares with a value of $1,918,002 of which $406,884 were issued for cash, $1,553,055 were issued for conversion of preferred shares, $71,657 were issued for employee compensation and $113,594 were cancelled shares from treasury stock.

B. During the year ended February 28, 2002, the Company sold assets for cash proceeds of $1,595,891. (Note 3).

(Expressed in US Dollars)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States ("US GAAP") as explained in Note 20. Details of significant accounting policies are as follows:

Nature of Business

Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 91% interest (2003 – 94%) in KERT Technologies, Inc. and a 97% (2003 – 97%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	- 7% to 20%
Buildings	- 5%
Automotive equipment	- 20%
Land improvements	- 8%
Furniture and fixtures and computer hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of the property, plant and equipment. Property, plant and equipment are written down when a permanent and significant impairment in their value has occurred.

During the year ended February 28, 2002, management determined that certain operating equipment had a longer life than originally estimated and as a result, reduced the annual amortization rate on this equipment from 10% to 7%. This change has reduced the amortization recorded in the year ended February 28, 2002 by $178,555.

Software Development for Internal Use

Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.

Deferred Charges

Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred. In fiscal 2004, a write down of $632,579 was taken on deferred costs.

Long-term Investments

Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Shipping and Handling Fees and Costs

The Company records shipping and handling revenue as a component of sales revenue and shipping and handling costs as a component of cost of sales.

Foreign Currency Translation and Transactions

The functional currency of the Company is Canadian dollars. These financial statements are reported in US dollars for the convenience of US readers. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Assets and liabilities of the Company's operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year-end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, goodwill and future income taxes.

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". It is applied on a prospective basis and applies to all awards granted on or after March 1, 2002. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option-pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section. Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares. The Company also regularly remeasures the compensation expenses for any options that are modified. The proceeds received on exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 12).

Stock-Based Compensation – Continued

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". The section requires that goodwill and intangible assets, which are determined to have indefinite lives, are no longer amortized but are tested for impairment annually by comparison to their fair values.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry-forwards and other future income tax assets (Note 15), there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

(Expressed in US Dollars)

1. Acquisitions and Dispositions

Termination of South Beach Beverage Co., LLC ("SoBe") License Agreement

On April 2, 2001, the Company sold certain assets and inventory related to its former license arrangement with SoBe, resulting in a gain of $199,033 after recording severance and other costs in connection with the dispositions.

2. Inventory

	2004	2003
Finished goods	$ 1,308,375	$ 1,897,927
Raw materials	2,186,956	1,891,181
	$ 3,495,331	$ 3,789,108

3. Property, plant and equipment

			2004	2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Plant and equipment	$ 12,229,217	$ 5,037,742	$ 7,191,475	$ 6,533,070
Buildings	1,439,809	580,103	859,706	814,519
Automotive equipment	644,727	458,285	186,442	219,472
Land	324,633	-	324,633	292,192
Land improvements	332,495	180,524	151,971	148,679
Leasehold improvements	104,387	64,410	39,977	40,934
Furniture and fixtures	516,139	357,259	158,880	175,841
Computer hardware and software	1,875,991	992,492	883,499	992,136
	$ 17,467,398	$ 7,670,815	$ 9,796,583	$ 9,216,843

During 2002, the Company repurchased certain of the assets sold in the prior year for $429,072. The gain previously deferred in accounts payable was eliminated on re-purchase. During fiscal 2003, some of the remaining assets were returned in the amount of $553,403 in exchange for a note in the amount of $200,367 and an advance repayment in the amount of $370,733. The difference on the value of the assets of $17,697 was charged to expense.

(Expressed in US Dollars)

4. Trademarks and Rights

		2004		2003
Trademarks and rights	$	238,471	$	214,640
Less accumulated amortization		(156,896)		(129,510)
	$	81,575	$	85,130

In connection with the decision to discontinue its support of the NTI investment, the Company wrote down $233,713 in trademarks and rights during 2003. There were no additions to trademarks and rights during the year ended February 29, 2004. The change in the trademarks and rights amount before accumulated amortization is due to translation adjustments.

Pursuant to an amended purchase agreement dated November 22, 1999, a subsidiary of the Company, Quick, Inc., acquired the domain name Quick.com and related trademarks from a third party in exchange for cash of $100,000, a promissory note in the amount of $200,000 more specifically described in Note 9(c) and the issue of 120,000 common shares of the Company with a value of $122,086.

5. Goodwill

		2004		2003
Goodwill	$	3,291,158	$	2,962,264
Less accumulated amortization		(780,457)		(702,464)
	$	2,510,701	$	2,259,800

As a result of applying the recommendations of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", no amortization of goodwill was recorded in 2003 or 2004 and management determined that as at March 1, 2002, in connection with the transitional impairment test that no impairment losses had occurred. The change in the goodwill balance from prior year is due to translation adjustments.

A summary of the impact of the change in amortization policy on the comparative information is as follows:

		2004		2003		2002
Reported income (loss)	$	(1,847,490)	$	(6,250,126)	$	1,338,988
Addback: Goodwill amortization		-		-		183,830
Adjusted income (loss)		(1,847,490)		(6,250,126)		1,522,818
Provision for dividends on preferred shares		-		(22,138)		(4,414)
Net income (loss) available to common shareholders	$	(1,847,490)	$	(6,272,264)	$	1,518,404
Adjusted earnings (loss) per share Basic and diluted	$	(0.12)	$	(0.46)	$	0.11

(Expressed in US Dollars)

6. Deferred Costs

	2004	2003
Product development costs	$ 665,013	$ 853,271
Start up costs	421,291	669,813
	1,086,304	1,523,084
Less: accumulated amortization	(300,066)	(707,429)
Less: write-down	(635,557)	-
	$ 150,681	$ 815,655

During 2004, the Company changed its product promotion and distribution focus and determined that the recoverability of certain deferred product development costs and start up costs was uncertain. Consequently, these costs were written down in the amount of $632,579. The difference of $2,978 was a result of foreign currency translation.

7. Long-term Investments and Advances

During 2003, the Company advanced $693,953 (2002 - $1,158,609) to support its investment in Quick Home Delivery Operations. At the end of fiscal year 2003, the Company decided to discontinue its support of the investment and recorded a $6,523,880 write-down of this investment. There were no additions to long-term investments and advances during the year ended February 29, 2004. The change in the balance as at February 29, 2004 from prior year is due to translation adjustments only.

8. Bank Indebtedness

	2004	2003
Bank indebtedness	$ 3,179,800	$ 2,914,542

The Company has a demand revolving operating bank loan with a credit limit of $3,369,020 (2003 - $4,380,054). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75% - 1.25% (2003 0.75%). The bank prime rate at February 29, 2004 was 4.25% (2003 – 4.50%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes a demand revolving operating loan of $2,598,042 (2003 - $2,250,934) and un-presented cheques of $588,863 (2003 - $748,933) and is net of cash of $7,105 (2003 - $85,325).

The agreement with respect to the bank indebtedness contains certain restrictive covenants. The Company was not in compliance with all of these covenants as of February 29, 2004. The Company did, however, subsequently remedy the covenant violations.

(Expressed in US Dollars)

9. Long-term Debt

			2004		2003
a)	Bank loan, principal of $63,805 plus interest repayable per month, collateralized as described in Note 8, with interest at a rate of bank prime plus 1%.	$	3,483,759	$	2,401,269
b)	Mortgage, principal and interest repayable at $4,839 per month including interest at a fixed rate of 6.8% per annum, collateralized by a first mortgage on certain land and buildings and due May 1, 2004. Replaced with a mortgage, principal and interest repayable at $4,304 per per month including interest at a fixed rate of 4.53% per annum, due May 1, 2005.		443,788		429,611
c)	Quick, Inc. promissory note of $200,000 (Note 4), repayable in semi-annual instalments of $20,000 plus interest at 8% per annum, on May 31 and November 30, commencing May 31, 2000, due November 29, 2004. This note is unsecured.		81,575		73,423
d)	Other		294,248		44,896
			4,303,370		2,949,199
	Less current portion		859,858		698,026
		$	3,443,512	$	2,251,173

Principal due over the remaining term of the long-term debt is as follows:

2005	$	859,858
2006		834,023
2007		1,052,330
2008		807,949
2009 and thereafter		749,210
	$	4,303,370

The agreement with respect to the bank loan (Note (a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

(Expressed in US Dollars)

10. Redeemable Preferred Shares

During 2001, the Company entered into an obligation to issue 2,000,000 Class E redeemable, convertible preferred shares ("Class E shares") at CDN$1.00 per share to a company with a director in common with the Company. The Class E shares could have been redeemed at the shareholder's option for cash at any time after January 1, 2004. Accordingly, under Canadian GAAP, the obligation to redeem the Class E shares for cash was recorded as a liability, with the remaining amount reflected as equity. The liability portion of the Class E shares was initially recorded at its fair value of $1,003,739, calculated as the present value at January 1, 2001 of the redemption value of the outstanding Class E shares of $1,310,034, plus the present value of the annual dividends for the period of entitlement from January 1, 2002 to December 31, 2003 using a discount rate of 9%. The equity component was determined using an option pricing model and calculated as $306,295 at February 28, 2001. The shares were issued on March 6, 2001. Interest expense on the liability portion was to be recognized over the three-year period from the date the Company entered into an obligation to issue the shares to the first redemption date of December 31, 2003 at a rate of 9% per annum. For the year ended February 29, 2004, the Company recorded interest expense of $Nil (2003 - $147,615; 2002 - $112,484). The preferred shares were converted to 788,626 common shares on December 31, 2002 at the rate of $1.75 per share (see Note 11(b)).

11. Share Capital

a) Authorized share capital

	Number of Shares	
	2004	2003
Common shares without par value	**500,000,000**	100,000,000
Preferred shares without par value	**9,999,900**	9,999,900
Series "A" preferred shares	**1,000,000**	1,000,000
Series "B" preferred shares	**100**	100
Series "C" preferred shares	**1,000,000**	1,000,000
Series "D" preferred shares	**4,000,000**	4,000,000
Series "E" preferred shares	**4,000,000**	4,000,000
	20,000,000	20,000,000

On August 26, 2003, the shareholders approved the increase of the Company's authorized common shares from 100,000,000 shares to 500,000,000 shares without par value.

(Expressed in US Dollars)

11. Share Capital – Continued

The rights and restrictions attached to the shares are as follows:

i) The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company's option or retractable at the holder's option with 21 days notice.

ii) The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series C preferred shares were converted to common shares during 2001 together with dividends in the amount of $78,642.

iii) The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series D preferred shares were converted to common shares during 2001, together with cumulative dividends in the amount of $209,921.

There are no Series A, B, C or D preferred shares outstanding as at February 29, 2004 and February 28, 2003.

iv) The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue. The Series E preferred shares were converted to 788,626 common shares on December 31, 2002 (Note 10).

(Expressed in US Dollars)

11. Share Capital – Continued

b) Changes in Issued Common Share Capital

	Number of Common Shares		Amount
Issued as at March 1, 2001 and 2002	13,661,786	$	23,566,528
Issued for cash in connection with the exercise of stock options	344,506		406,884
Issued in connection with the payment of compensation to employees	42,151		71,657
Issued in connection with the conversion of Series E preferred shares and accrued Dividends (Note 10)	788,626		1,553,055
Cancelled in connection with the share repurchase program	(108,400)		(113,594)
Issued as at February 28, 2003	14,728,669		25,484,530
Issued for cash in connection with the exercise of stock options	261,500		260,849
Issued for cash in connection with the exercise of warrants	50,000		50,000
Issued as at February 29, 2004	15,040,169	$	25,795,379

c) Changes in Issued Preferred Share Capital

	Series E		
	Number of Shares		Amount
Issued as at March 1, 2001	2,000,000	$	306,295
Dividends	-		4,414
February 28, 2002	2,000,000		310,709
Dividends	-		22,138
Converted to common shares (Note 10)	(2,000,000)		(332,847)
February 28, 2003 and February 29, 2004	-	$	-

d) Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted.

(Expressed in US Dollars)

11. Share Capital – Continued

e) Stock Option Information

	Issued and Outstanding Options	Weighted Average Exercise Price
Outstanding at February 28, 2001	3,149,000	$1.55
Granted	95,000	0.96
Cancelled	(244,000)	1.49
Outstanding at February 28, 2002	3,000,000	1.03
Granted	1,066,000	1.75
Exercised	(344,506)	1.18
Cancelled	(237,500)	1.71
Outstanding at February 28, 2003	3,483,994	1.19
Granted	539,859	1.41*
Exercised	(261,500)	1.00
Cancelled	(760,167)	1.46
Outstanding at February 29, 2004	3,002,186	$1.15

* The weighted average date-of-grant fair value of the options granted during 2004 is $716,425 based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 12.

During the year ended February 29, 2004, the Company extended the term of 100,000 options for a period of five years.

During the year ended February 28, 2002, the Company also cancelled 2,465,000 options with a weighted average exercise price of $1.62 and issued new options with an exercise price of $1.00.

f) Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 29, 2004.

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)		Exercise Price	Number of Shares Exercisable		Exercise Price
2,134,827	2.60	$	1.00	2,031,108	$	1.00
326,667	1.24	$	1.70	133,335	$	1.70
303,192	1.87	$	1.47	276,692	$	1.47
100,000	4.50	$	1.29	-	$	1.29
67,500	0.75	$	0.91	56,250	$	0.91
30,000	0.90	$	2.00	24,500	$	2.00
20,000	2.20	$	0.83	11,333	$	0.83
10,000	4.00	$	2.20	2,000	$	2.20
10,000	3.40	$	2.38	3,000	$	2.38
3,002,186				2,538,218		

(Expressed in US Dollars)

11. Share Capital – Continued

g) Share Purchase Warrants Information

	Number of Warrants		Weighted Average Exercise Price
Outstanding at February 28, 2001	925,000	$	1.55
Granted	400,000		1.13
Expired	(450,000)		1.93
Outstanding at February 28, 2002 and 2003	875,000		1.21
Exercised	(50,000)		1.00
Outstanding at February 29, 2004	825,000	$	1.23

During the year ended February 28, 2002, the Company granted 400,000 share purchase warrants to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. Of which, 200,000 warrants have an exercise price of $1.00 and 200,000 of the warrants have an exercise price of $1.25. All of the warrants expire on August 21, 2006. During the year ended February 29, 2004, 50,000 warrants were exercised at a price of $1.00 per share.

h) Shareholder Protection Rights Plan

On August 26, 2003, a new Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price

i) Share Buyback

During 2001, the Company decided to repurchase up to 10% of its issued and outstanding shares at prices from time to time determined to be appropriate by management.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003.

j) Earnings (Loss) Per Common Share

The Company uses the "Treasury Stock Method" to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the redeemable preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

(Expressed in US Dollars)

11. Share Capital – Continued

Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2004	2003	2002
Numerator			
Net income (loss) for the year	$ (1,847,490)	$ (6,250,126)	$ 1,338,988
Provision for dividends on preferred shares	-	(22,138)	(4,414)
Net income (loss) available to common shareholders	$ (1,847,490)	$ (6,272,264)	$ 1,334,574
Denominator			
Weighted average shares outstanding	14,949,575	13,754,598	13,593,310
Effect of dilutive securities – stock options	-	-	1,592
Denominator for diluted EPS	14,949,575	13,754,598	13,594,902

Common equivalent shares (consisting of mostly shares issuable on exercise of stock options and warrants) totaling 3,827,186 (2003 – 4,358,994; 2002 – 4,741,125) were not included in the computation of diluted earnings per share because the effect was anti-dilutive. This number includes 463,968 options that were not yet vested at February 29, 2004.

12. Stock-Based Compensation

a) The Company accounts for all stock-based compensation issued on or after March 1, 2002 to non-employees using the fair value based method. The Company uses the intrinsic value method to account for stock options granted to directors (for services rendered as a director) and employees. Compensation costs are generally recognized when the exercise price of the option is less than the market value of the underlying common stock on the date of grant. Accordingly, no compensation expense related to stock-based awards granted to employees was recorded in 2003 and 2002. On July 8, 2003, the Company granted 229,859 stock options to employees with a weighted average exercise price of $1.50 and a weighted average term of 4.52 years. Concurrently, the Company also granted 100,000 stock options to a consultant with an exercise price of $1.47 and a term of five years. On August 26, 2003, the Company granted 160,000 stock options to employees and 50,000 stock options to a consultant. All of these options have an exercise price of $1.29 and a term of five years. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants were as follows:

	2004	2003
Risk-free rate	2.46% to 3.27%	3.00% to 4.38%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company's common shares	138%	138%
Weighted average expected life of the options (months)	60	60

(Expressed in US Dollars)

12. Stock-Based Compensation – Continued

For the year ended February 29, 2004, the compensation cost for stock options granted to non-employees totaled $123,803 (February 28, 2003 - $30,568) which was credited to contributed surplus. Of which, $18,187 (February 28, 2003 - $30,568) was included in deferred costs for product development and $105,616 (February 28, 2003 - $Nil) was expensed during the year.

b) The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

	Year Ended February 29 2004	Year Ended February 28 2003
Net loss – as reported	$ (1,847,490)	$ (6,250,126)
Employees stock-based compensation	(592,622)	(243,728)
Net loss – pro-forma	(2,440,112)	(6,493,854)
Dividends	-	(22,138)
Net loss available to common shareholders	$ (2,440,112)	$ (6,515,992)
Basic and diluted loss per share – as reported	$(0.12)	$(0.46)
Basic and diluted loss per share – pro-forma	$(0.16)	$(0.47)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the same assumptions as those used in calculating compensation cost in respect to options granted to consultants.

13. Commitments

a) The Company is committed to annual operating leases for premises and equipment. The minimum annual payments for the next four years and thereafter are as follows:

2005	$ 795,873
2006	686,884
2007	347,811
2008	157,928
Total future minimum lease payments	$ 1,988,496

b) The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

(Expressed in US Dollars)

13. Commitments - Continued

c) During the year ended February 29, 2004, the Company transferred 3% of its interest in KERT Technologies, Inc. ("KERT") to an independent party. At year end, the Company was committed to transfer a further 0.5% interest in KERT to this party, all of which was transferred on March 1, 2004.

14. Contingencies

a) Certain former employees of the Company have commenced actions against the Company seeking damages for wrongful dismissal, breach of contract, negligent misrepresentations and other claims. The Company believes it has substantial defences to the claims, has initiated counter claims and is vigorously defending the actions. The amount and likelihood of loss, if any, is not presently determinable.

b) A supplier to the Company has commenced an action against the Company claiming a debt in the amount of $279,535. The Company has denied this claim and has counter sued for breach of contract and negligence. The amount and likelihood of loss, if any, is not presently determinable.

c) A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately $686,615 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately $5,201,833 for losses incurred as a result of the former supplier's alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not yet been held and the amounts and merits of the supplier's claim and the Company's counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

d) In October 2003, the Company commenced an action against the former President of LBAI, the Company's US subsidiary, a supplier, three of its licensors and their principal, seeking damages for improper and fraudulent conduct by those persons and their associates and to prevent the improper termination of three license agreements. Issues surrounding the three license agreements then became the subject of a lawsuit and arbitration proceeding pending in Massachusetts against the Company initiated by certain of the licensors. The Company continues to pursue the Connecticut lawsuit against the former President of LBAI. A related action was then commenced by the supplier against the Company in Virginia and yet another action was commenced by one of the licensors against the Company and its Chairman and CEO in Massachusetts. Although the lawsuit and arbitration demand issued in Massachusetts seek several million dollars in damages against the Company, management is of the opinion that these claims against the Company are frivolous. While the outcome of these claims is not presently determinable, at this time, the Company does not expected them to have a material adverse effect on the financial position or results of operations of the Company.

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

(Expressed in US Dollars)

15. Income Taxes

	2004	2003	2002
Current	$ 140,201	$ -	$ 709,843
Future	(805,383)	(1,335,344)	-
Utilization of loss carry forwards	(136,258)	-	(709,843)
	$ (801,440)	$ (1,335,344)	$ -

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company's effective income tax rate applied to income (loss) before income taxes was as follows for the years ended February 29, 2004 and February 28, 2003 and 2002:

	2004	2003	2002
Income tax expense (recovery) computed at basic Canadian statutory rates	(35.6)%	(37.6)%	39.6%
Effect of non-deductible amounts	31.4%	23.4%	1.8%
Effect of non-taxable portion of capital gain	-%	-%	(2.8)%
Effect of taxable portion of Quick assets transactions	-%	-%	-%
Recognized tax benefits	(5.1)%	(0.1)%	(26.0)%
Changes in valuation allowance	(20.9)%	(3.3)%	(12.6)%
	(30.2)%	(17.6)%	-%

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2004	2003	2002
Operating losses carried forward	$ 2,045,383	$ 1,330,804	$ 165,544
Property, plant and equipment	331,900	282,332	1,364,489
Long-term investment	1,360,000	1,913,283	613,103
Trademark and deferred costs	-	-	18,601
Total future tax assets	3,737,283	3,526,419	2,161,737
Less liabilities:			
Trademarks and deferred costs	-	(215,942)	-
Total	3,737,283	3,310,477	2,161,737
Valuation allowance	(1,355,826)	(1,908,186)	(2,161,737)
Net future income tax assets	2,381,457	1,402,291	-
Less: current portion	568,990	512,129	-
	$ 1,812,467	$ 890,162	$ -

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 29, 2004, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $5.7 million which can be applied against future earnings. The net operating loss carryforward amounts commence to expire in 2007.

(Expressed in US Dollars)

16. Changes in Non-Cash Operating Working Capital Items

	2004	2003	2002
Non cash working capital related to operations:			
Accounts receivable	$ (1,063,691)	$ 999,079	$ 547,811
Inventory	293,777	(1,729,470)	1,184,391
Prepaid expenses and deposits	547,131	(601,178)	(96,165)
Accounts payable and accrued liabilities	81,457	1,731,765	(2,984,995)
	$ (141,326)	$ 400,196	$ (1,348,958)

17. Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

	2004	2003	2002
i) Incurred consulting fees with a company related by a director in common (the President)	$ 61,507	$ 53,901	$ 52,434
ii) Incurred professional service fees with a company related by a director in common for the services of the President	$ 351,468	$ 287,564	$ 180,300
iii) Incurred services from a company related by a director in common	$ 11,237	$ 10,674	$ 11,800
iv) Sold water to a company with a director in common	$ 9,841	$ 8,085	$ -
v) Purchased product from a company with a director in common	$ 184,743	$ 171,584	$ 46,715

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(Expressed in US Dollars)

18. Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

a) Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $4,305,000 (2003 - $2,949,000).

b) Credit Risk

The Company's customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 29, 2004, the Company's ten largest customers comprised approximately 65% (2003 - 75%; 2002 – 65%) of sales and no one customer comprised more than 17% (2003 - 27%; 2002 – 29%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers' financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $426,139 at February 29, 2004 and $137,755 at February 28, 2003.

c) Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

19. Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company's principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company's operations, assets and employees are located in Canada and export sales during all the years reported are less than 15%.

(Expressed in US Dollars)

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

a) Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Income (Loss)

	2004	2003	2002
Net income (loss) for the year, Canadian GAAP	$ (1,847,490)	$ (6,250,126)	$ 1,338,988
Write-off product launch costs and certain deferred costs based on SOP 98-5(i)	(228,647)	(822,757)	(100,959)
Amortization of deferred costs (i)	284,153	257,040	151,336
Write-down of deferred costs (i)	632,579	-	-
Interest accretion on redeemable preferred shares (vi)	-	147,615	112,484
Reduction of write down of investment of Quick Home Delivery Operations (v)	-	1,007,550	-
Consulting expense recorded on application of SFAS No. 123 (ii)	-	-	(739,696)
Compensation costs recorded on application of FIN 44 (iii)	920,866	(158,371)	(984,812)
Gain on termination of SoBe agreement (vii)	-	-	3,734,002
Net income (loss) for the year, US GAAP	(238,539)	(5,819,049)	3,511,343
Provision for dividends on preferred shares	-	(96,253)	(4,414)
Net income (loss) available to common shareholders, US GAAP	$ (238,539)	$ (5,915,302)	$ 3,506,929
Basic and diluted earnings (loss) per share, US GAAP	$ (0.02)	$ (0.43)	$ 0.26

(Expressed in US Dollars)

20. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

Adjustments to Assets, Liabilities and Shareholders' Equity

	2004	2003
Total assets, Canadian GAAP	$ 22,320,335	$ 20,948,792
Write-off product launch costs and certain Deferred costs (i)	(150,681)	(815,655)
Total assets, US GAAP	$ 22,169,654	$ 20,133,137
Total liabilities, Canadian and US GAAP	$ 13,009,986	$ 11,309,100
Total shareholders' equity, Canadian GAAP	9,310,349	9,639,692
Change in deficit relating to:		
Application of SOP 98-5 (i)	89,297	(575,677)
Application of EITF 00-2 (iv)	(239,978)	(239,978)
Total shareholders' equity, US GAAP	9,159,668	8,824,037
Total liabilities and shareholders'equity, US GAAP	$ 22,169,654	$ 20,133,137

(Expressed in US Dollars)

20. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

		2004		2003		2002
Cash flows from operating activities under Canadian GAAP	$	(853,640)	$	596,970	$	1,169,878
Application of SOP 98-5 and EITF 00-2 (i), (iv)		(209,870)		(792,189)		(100,959)
Cash flows from (used in) operating activities under US GAAP	$	(1,063,510)	$	(195,219)	$	1,068,919
Cash flows from investing activities under Canadian GAAP	$	(687,916)	$	(2,394,301)	$	4,160,337
Application of SOP 98-5 and EITF 00-2 (i), (iv)		209,870		792,189		100,959
Cash flows from investing activities under US GAAP	$	(478,046)	$	(1,602,112)	$	4,261,296

i) Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position ("SOP") 98-5, *Reporting on the Costs of Start-Up Activities*, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2004, costs incurred in the development of a product and distribution network totaled $228,647 which were capitalized under Canadian GAAP. Stock option compensation costs of $18,187 were included in the capitalized product development costs. The difference in cash flows was due to foreign currency translation.

ii) Stock based compensation

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended February 29, 2004, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2003 - $Nil; 2002 - $739,696). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2002 are as follows:

	2002
Risk-free rate	4.60%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	100%
Weighted average expected life of the options (months)	60

(Expressed in US Dollars)

20. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

Under Canadian GAAP, the Company has elected to follow the intrinsic method to account for compensation costs for stock options granted to employees, but the income statement effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after March 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

a) During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. The fair value of the warrants which have an exercise price between $1.00 and $1.25 and expire on August 21, 2006 has been determined to be $283,073 based on the Black-Scholes option pricing model.

b) During the year ended February 28, 2002, the Company repriced stock options previously granted to the President of the Company for consulting services. Under SFAS No. 123, the fair value of the repriced options has been determined to be $456,623 based on the Black-Scholes option pricing model. This amount would be recorded as a consulting expense under US GAAP.

ii) Stock based compensation - Continued

Until March 1, 2002, the Company was not required under Canadian GAAP to record the value of stock-based compensation. Commencing March 1, 2002, the Company has adopted prospectively the accounting policies for stock-based compensation that are basically consistent with US GAAP.

iii) Compensation expense recorded on application of FIN 44

During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FASB Interpretation No. 44 ("FIN 44"), the resulting intrinsic value of the stock options in the amount of $920,866 (a recovery) (2003 - $158,371; 2002 - $984,812 expenses) are recorded as compensation. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price.

(Expressed in US Dollars)

20. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

iv) Under Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), *Accounting for Website Development Cost* in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

v) Under US GAAP, applicable to non-monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business (Note 7) would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for US GAAP purposes differs from the Canadian GAAP book value and, thus, the value attributed to the NTI preferred shares had been adjusted accordingly.

vi) Per SEC Regulation S-X, Rule 5-02.28 ("Rule 5-02.28"), preferred shares which are redeemable at the option of the holder for cash are classified as mezzanine equity.

As there is no equity portion of the preferred shares under US GAAP, in 2003 the $147,615 interest accretion (Note 10) is eliminated and $96,253 of dividends on preferred shares have been reflected.

vii) Recognition of Gain on Termination of SoBe Agreement

According to Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, the gain on termination of the SoBe license agreement is recognized when there is persuasive evidence of an arrangement which, under US GAAP, requires the possession of a final agreement properly executed by both parties. The executed termination agreement was received by the Company on March 2, 2001. Under Canadian GAAP, the gain is recognized when the parties to the license agreement agree on the final terms, which in this case occurred on February 28, 2001.

viii) In accordance with EITF 01-9 under US GAAP, consideration given by the Company to a customer is generally presumed to be a reduction of the selling prices and should be recorded as a reduction of revenue. The Company provided sales incentives for distributors selling to retailers in specific areas. Consequently, the revenue of the Company under US GAAP would be reduced by $310,489 (2003 - $138,955, 2002 - $Nil) with a corresponding increase of the same amount to selling, general and administrative expenses.

(Expressed in US Dollars)

20. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

b) Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2004	2003	2002
Net income (loss) available to common shareholders, US GAAP	**$ (238,539)**	$ (5,915,302)	$ 3,506,929
Other comprehensive income (loss):			
Foreign currency translation adjustments	**1,083,495**	863,588	(547,876)
Comprehensive income (loss), US GAAP	**$ 844,956**	$ (5,051,714)	$ 2,959,053

Supplemental Mailing List Return Card

In accordance with National Instruments 54-102 Interim Financial Statement and Report Exemption and/or 51-102 Continuous Disclosure Obligations (the "Instruments") and pursuant to the British Columbia Securities Act and Rules:

> Any shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports and related Management Discussion & Analysis' ("MD &A") for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while beneficial shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery. **You may complete electronic versions of these forms at**

www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

Holders that mail this card in and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements and MD & A.

LEADING BRANDS, INC.

Name: ______________________ Address: ______________________

City/Prov/State/ Postal Code: ______________________

Preferred Method of Communication: Email: _____ Mail: _____

Email Address: ______________________

Signature: ______________________ Date: ____________

At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Code, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

LEADINGBRANDS™

CORPORATE DIRECTORY

Leading Brands, Inc.
Head Office:
Suite 1800 – 1500 West Georgia Street
Vancouver, BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll Free: 1-866-685-5200

Stock Exchange Listing:
NASDAQ
Trading Symbol: LBIX

Directors:

Peter Buckley
President
Old Spaghetti Factory
Canada Ltd.
Vancouver, BC

Douglas Carlson
Chief Executive Officer
Fiji Water Holdings, LLC
Aspen, CO

R. Thomas Gaglardi
President
Northland Properties Corp.
Vancouver, BC

Iain J. Harris
Chairman and
Chief Executive Officer
Summit Holdings Ltd.
Vancouver, BC

Ralph D. McRae
Chairman and
Chief Executive Officer
Leading Brands, Inc.
Vancouver, BC

D. Jonathan Merriman
Chairman and
Chief Executive Officer
Merriman Curhan Ford & Co.
San Francisco, CA

Officers:

R. Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Ralph D. McRae
Chairman and
Chief Executive Officer

Auditor:

BDO Dunwoody LLP
Chartered Accountants
600 – 666 Burrard Street
Vancouver BC Canada

Transfer Agent:

Pacific Corporate Trust Co.
625 Howe Street – 10th Floor
Vancouver BC Canada

Shareholder Information:

Marilyn Kerzner
Director of Corporate Affairs
Toll Free: 1-866-685-5200
mkerz@LBIX.com

www.LBIX.com www.trekenergy.com www.pezjuice.com www.soy2o.com